FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

March 31, 2009	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

EXHIBIT INDEX

99.1	Technical Report for Casipiche Property, Region III, Chile Dated March 27, 2009

EXHIBIT 99.1

# NI 43-101 Technical Report, Caspiche Property Region III, Chile



Prepared for Exeter Resource Corporation by:

**Todd Wakefield, M.AusIMM.**
**Rodrigo Marinho, CPG-AIPG**

Effective Date: 27 March 2009
Project Number: 3083

amec

## CERTIFICATE OF QUALIFIED PERSON

*Todd Wakefield, M.AusIMM*
*AMEC E&C Services, Inc.*
*780 Vista Blvd., Suite 100*
*Sparks, NV., 89434*
*Tel (775) 331-2375*
*Fax: 775-331-4153*
*todd.wakefield@amec.com*

I, Todd Wakefield, MAusIMM, am employed as US Consulting Manager with AMEC E&C Services Ltd.

This certificate applies to the Technical Report entitled "NI 43-101 Technical Report, Caspiche Property, Region III Chile" (the Technical Report) dated 27 March 2009.

I graduated from the University of Redlands with a Bachelor of Science degree in Geology in 1986 and the Colorado School of Mines with a Masters of Science degree in Geology in 1989.

I have practiced my profession continuously since 1987 and have been involved in gold and copper operations in the United States, Venezuela, Indonesia, and Peru. I have been involved in exploration for gold, silver, copper, and lead-zinc deposits in the United States, Venezuela, Ecuador, Peru, Chile, Colombia, Argentina, Paraguay, Indonesia, the Philippines, Thailand, Laos, and Myanmar. I have been involved in evaluating the data quality for scoping, pre-feasibility, and feasibility level studies for gold, diamonds, nickel, silver, and copper from properties in Canada, United States, Peru, Chile, Australia, and Mexico.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 *Standards of Disclosure for Mineral Projects* (NI 43–101).

I have visited the Caspiche property on October 4, 2008.

I am responsible for Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 18, 19, 20, 21, 22, and 23 of the Technical Report.

I am independent of Exeter Resource Corporation as independence is described by Section 1.4 of NI 43-101.

I have been involved with the Caspiche project during the period October 2008 to March 2009, as Report manager, and have performed exploration data validation.

I have read NI 43–101 and this report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

"Signed"

Todd Wakefield, MAusIMM
Date: 27 March, 2009

# CERTIFICATE OF QUALIFIED PERSON

Rodrigo Alves Marinho, CPG-AIPG
AMEC International (Chile) S.A
Americo Vespucio Sur 100, Oficina 203
Las Condes, Santiago, Chile
Tel: (562) 210-9500
Fax: (562) 210-9510

I, Rodrigo Alves Marinho, CPG-AIPG, am employed as a Principal Geologist with AMEC International (Chile) S.A.

This certificate applies to the Technical Report entitled "NI 43-101 Technical Report, Caspiche Property, Region III Chile" (the Technical Report) dated 27 March 2009.

I am a member of the American Institute of Professional Geologists (CPG-1071). I graduated from University of Sao Paulo State with a Bachelor of Engineering degree in Geology in 1993.

I have practiced my profession continuously since 1993. Since then I have been involved in various mineral exploration projects for precious and base metals and industrial minerals in Brazil, Canada, the United States, Chile, Peru, Colombia, Venezuela, Portugal, India, Australia, Burkina Faso and Senegal.

As a result of my experience and qualifications, I am a "Qualified Person" as that term is defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 *Standards of Disclosure for Mineral Projects* (NI 43–101).

I have not visited the Caspiche property.

I am responsible for Section 17, and the portions of the summary, conclusions, and recommendations sections that pertain to mineral resources of the Technical Report.

I am independent of Exeter Resource Corporation as independence is described by Section 1.4 of NI 43-101.

I have been involved with the Caspiche project during the period October 2008 to March 2009, and have prepared the mineral resource estimate.

I have read NI 43–101 and this report has been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

"Signed and sealed"

Rodrigo Alves Marinho, CPG-AIPG

Date: 27 March, 2009

## CONSENT OF QUALIFIED PERSON

*Todd Wakefield, M.AusIMM*
*AMEC E&C Services, Inc.*
*780 Vista Blvd., Suite 100*
*Sparks, NV., 89434*
*Tel (775) 331-2375*
*Fax: 775-331-4153*
*todd.wakefield@amec.com*

**To**: Securities Regulatory Authority
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission

**Re: Exeter Resource Corporation Press Release entitled "Exeter Reports 8.7 Million Ounces Gold and 2.1 Billion Pounds Copper as an Interim Resource Estimate for Caspiche Property in Chile".**

I, Todd Wakefield, MAusIMM, consent to the public filing of Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 18, 19, 20, 21, 22, and 23 of the technical report titled "NI 43-101 Technical Report, Caspiche Property, Region III Chile" the ("Technical Report").

I consent to extracts from, or a summary of, the Technical Report in the press release by Exeter Resource Corporation entitled "Exeter Reports 8.7 Million Ounces Gold and 2.1 Billion Pounds Copper as an Interim Resource Estimate for Caspiche Property in Chile" (the "Press Release").

I confirm that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

"signed"

Todd Wakefield, MAusIMM
27 March, 2009

## CONSENT OF QUALIFIED PERSON

Rodrigo Alves Marinho, CPG-AIPG
AMEC International (Chile) S.A
Americo Vespucio Sur 100, Oficina 203
Las Condes, Santiago, Chile
Tel: (562) 210-9500
Fax: (562) 210-9510

**To**: Securities Regulatory Authority
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission

**Re: Exeter Resource Corporation Press Release entitled "Exeter Reports 8.7 Million Ounces Gold and 2.1 Billion Pounds Copper as an Interim Resource Estimate for Caspiche Property in Chile".**

I, Rodrigo Alves Marinho, CPG-AIPG consent to the public filing of Section 17, and the portions of the summary, conclusions, and recommendations sections that pertain to mineral resources, of the technical report titled "NI 43-101 Technical Report, Caspiche Property, Region III Chile" the ("Technical Report").

I consent to extracts from, or a summary of, the Technical Report in the press release by Exeter Resource Corporation entitled "Exeter Reports 8.7 Million Ounces Gold and 2.1 Billion Pounds Copper as an Interim Resource Estimate for Caspiche Property in Chile" (the "Press Release").

I confirm that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

"Signed and sealed"

Rodrigo Alves Marinho, CPG-AIPG
27 March, 2009

**IMPORTANT NOTICE**

This report was prepared as a National Instrument 43-101 Technical Report for Exeter Resource Corporation (Exeter) by AMEC International (Chile) S.A. (AMEC). The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in AMEC's services, based upon: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended to be used by Exeter, subject to the terms and conditions of its contract with AMEC. That contract permits Exeter to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report by any third party is at that party's sole risk.

## CONTENTS

## TABLES

**FIGURES**

## 1.0 SUMMARY

The Caspiche property is an advanced-staged exploration project located in the Atacama Region of Northern Chile, approximately 120 km southeast of Copiapó. Exeter Resource Corporation (Exeter) commissioned AMEC International (Chile) S.A. (AMEC) to complete a mineral resource estimate for the Caspiche property and to provide the results of this work in an independent NI 43-101 Technical Report. The Caspiche property is owned by Minera Anglo American Chile Limitada (Anglo) and its affiliate Empresa Minera Mantos Blancos S.A. (EMABLOS). Currently, Exeter holds an option and royalties agreement with Anglo covering the 1,262 ha that comprise the Caspiche property.

The property is located in the highly prospective Maricunga Metallogenetic Belt, and thus exploration has focused on high-sulphidation epithermal gold and gold-copper porphyry mineralization. Anglo first discovered high-sulphidation epithermal gold mineralzation at Caspiche Central in the 1980s. In the 1990s, Newcrest Mining Limited (Newcrest) discovered high-sulphidation epithermal gold mineralization at Caspiche III and porphyry-style gold-copper mineralization at Caspiche Central, below the high-sulphidation epithermal gold mineralization. Exeter has focused on defining the limits of mineralization at both Caspiche Central and Caspiche III since 2005.

Oligocene to Miocene volcanic and porphyritic intrusive rocks of andesitic to dacitic composition comprise the bedrock geology. Gold and copper mineralization is hosted by pervasive silica-altered volcanic rocks, and intense stockwork veining in volcanic and intrusive rocks. Over 90% of the property is covered by Quaternary glacial deposits and alluvium, up to a maximum depth of 60 m.

Drilling has occurred in three distinct periods between 1988 and 2008, by Anglo, Newcrest, and Exeter. A total of 24,321.12 m of drilling in 87 drill holes have been completed on the property. Most of this drilling has been at Caspiche Central, where 17,136.42 m of drilling in 52 drill holes have been completed, about 63% of which was diamond drilling. A total of 7,184.70 m of RC drilling in 35 drill holes have been completed at Caspiche III.

The mineral resource estimate for the Caspiche property was prepared by Mr. Rodrigo Marinho, CPG-AIPG, Principal Geologist and Manager of Mineral Resource Estimation in Santiago, Chile, and Qualified Person responsible for the mineral resource estimate. The mineral resource estimate for the Caspiche property only includes mineralization from the Caspiche Central prospect.

AMEC estimated mineral resources for the Caspiche property within shapes based upon lithological and alteration interpretations completed by Exeter. AMEC estimated

gold and total copper grades using the inverse distance squared (ID2) method, and tabulated the mineral resources within economic open pit and underground resource shells. Mineral resource shell parameters were defined from benchmarking similar projects in Chile. Because of relatively sparse drilling information, and uncertainty in the geological model and grade estimation because of this sparse drilling information, AMEC classified all mineral resources in the Inferred category. Table 1-1 summarizes the mineral resources estimated by AMEC for the Caspiche property. The cut-off date for exploration information used for this mineral resource estimate is 22 December, 2008.

**Table 1-1: Mineral Resource Statement for Caspiche (Rodrigo Marinho, CPG-AIPG, 22 Dec 2008)**

| Source | Material | Category | Cut-off Au (g/t) | Volume ($Mm^3$) | Density ($g/cm^3$) | Tonnes (Mt) | Au (g/t) | Au (Moz) | Cu (%) | Cu (Mlb) |
|---|---|---|---|---|---|---|---|---|---|---|
| Open Pit | Oxide | Inferred | 0.3 | 30.8 | 2.40 | 74.0 | 0.55 | 1.299 | | |
| | Sulphide | Inferred | 0.3 | 80.4 | 2.46 | 197.5 | 0.61 | 3.869 | 0.22 | 957.9 |
| Underground | Sulphide | Inferred | NA* | 71.7 | 2.49 | 178.4 | 0.62 | 3.564 | 0.29 | 1,132.7 |
| **Total** | | **Inferred** | | **182.9** | **2.46** | **449.8** | **0.60** | **8.731** | **0.21** | **2,090.6** |

* The underground resource shell is defined assuming a block caving mining method and appropriate mining costs. The block caving mining method does not permit any selectivity during the mining process and all material within the underground resource shell is therefore considered a resource.

Open pit mineral resources are contained within a pit cone designed with 45° slopes, mining costs of US$1.45/t, processing costs of US$2.70/t for oxide (heap leach) and US$6.50/t for sulphide (mill), gold process recovery of 50% for oxide and 75% for sulphide, copper process recovery of 85% for sulphide, a gold price of US$800/oz, and a copper price of US$1.90/lb. Preliminary metallurgical work indicates that copper in the oxide material does not significantly affect gold recovery. High levels of copper does negatively affect the recovery of gold in some gold-copper deposits because copper can act as a cyanicide and higher-levels of cyanide may be required to leach the gold out of the material.

Underground resources are contained within stopes designed with development costs of US$700/$m^2$, mining costs of US$5.00/t, processing costs of US$6.50/t, gold process recovery of 75%, copper process recovery of 85%, a gold price of US$800/oz, and a copper price of US$1.90/lb.

AMEC recommends the following work for the Caspiche property:

- Drill deep step-out holes below the high grade portions of the Caspiche Central deposit to establish depth continuity and expand the size of the deposit.

Mineralization is open in several directions and should be followed-up with a step-out drilling campaign to determine the limits of the mineralized system.

- Drill infill holes in the high grade portion of the deposit to upgrade the mineral resource classification and to provide information on the continuity of mineralization.
- Test the Caspiche III prospect for porphyry mineralization.
- Test for the presence of additional porphyry systems on the property through detailed geological mapping and sampling of target areas, and drill-testing those targets with greatest potential.
- Continue metallurgical testwork to determine the metallurgical characteristics of the various mineralization styles.
- Re-evaluate whether silver mineralization is significant to the Caspiche property and should be modeled and estimated as part of the Caspiche mineral resource.
- Confirm the thickness and grade of the mineralized intercepts from Anglo and Newcrest drill holes by twinning 10% of the intercepts, which, if successful, would allow unrestricted use of the Anglo and Newcrest assays for purposes of mineral resource estimation.

An estimated 25,100 m of additional drilling will be required to complete the recommended work programs. The budget for the recommended program is $17,157,000 Canadian dollars.

# 2.0 INTRODUCTION

## 2.1 Purpose

Exeter Resource Corporation (Exeter) commissioned AMEC International (Chile) S.A. (AMEC) to complete a mineral resource estimate for the Caspiche property (the Property) in Region III, Chile and to provide the results of this work in a report (Technical Report) conforming to Form 43 101F1, *Technical Report*.

AMEC understands that this report may be submitted to the TSX in support of filings by Exeter. The purpose of this report is to provide an NI 43-101 Technical Report of the Caspiche property to support the public disclosure of mineral resources at the Caspiche Property entitled "Exeter Reports 8.7 Million Ounces Gold and 2.1 Billion Pounds Copper as an Interim Resource Estimate for Caspiche Property in Chile", dated 24 March, 2009.

## 2.2 Source of Information

Information for the Technical Report was obtained from work completed by AMEC at the project site and at AMEC's offices in Santiago, Chile, and materials provided by, and discussions with, Exeter personnel. All figures were generated by AMEC, except where noted.

## 2.3 Qualified Persons

The Qualified Persons responsible for preparation of the Technical Report include Mr. Todd Wakefield, MAusIMM, AMEC Principal Geologist, and Mr. Rodrigo Marinho, CPG-AIPG, AMEC Principal Geologist. Mr. Wakefield was responsible for reviewing the regional geology, property geology, mineralization, and the available exploration data. Mr. Wakefield is responsible for Sections 1 through 16 and 18 through 23 of the Technical Report. Mr. Marinho was responsible for estimating the mineral resource and is responsible for Section 17 of the Technical Report and the Summary, Interpretation and Conclusions, and Recommendations related to the mineral resource estimate.

## 2.4 Field Involvement of Qualified Persons

Mr. Wakefield completed a site visit on 4 October 2008 accompanied by Exeter Geologists Leandro Salim, Oscar Hernandez, and Martín Rodriguez. During this site visit, Mr. Wakefield visited the current exploration camp site, and the Caspiche Central area. While at site, Mr. Wakefield reviewed drill sampling and logging procedures,

discussed the property geology and drill targeting strategy with Exeter geologists, and checked the location of several Anglo, Newcrest, and Exeter drill collars.

## 2.5 Previous Technical Reports

The following technical reports were used for location, history, geology, exploration, and drilling information and maps, and are referenced when relied upon.

- Tolman, J., Van Kerkvoort, G., and Perkins, J., 2008, Caspiche Project, February 9, 2009, Technical Report, Region III, Chile, prepared for Exeter Resource Corporation, 9 February 2009.
- Van Kerkvoort, G., Delendatti, G.L.A., Perkins, J., 2008, Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile, prepared for Exeter Resource Corporation, 26 April 2008.
- Beckton, J., and Perkins, J., 2007, Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile, prepared for Exeter Resource Corporation, 24 December 2007.

## 2.6 Terms of Reference

AMEC and the qualified persons are independent from Exeter. AMEC's fee for this Technical Report is not dependent in whole or in part upon any prior or future engagement or understanding resulting from the conclusions of this report. This fee is in accordance with standard industry fees for work of this nature, and AMEC's previously provided estimate is based solely upon the approximate time needed to assess the various data and reach the appropriate conclusions.

The effective date of this report is 27 March 2009, which represents the cut-off date for information used in the report. The effective date of the mineral resource estimate for the Caspiche property is 22 December 2008, which represents the cut-off date for exploration information loaded into the mineral resource database. There has been no material change to the information between the effective date and the signature date of the technical report.

Unless stated otherwise, all quantities are in metric units and currencies are expressed in constant 2009 US dollars.

## 2.7 Units of Measure

### 2.7.1 Common Units

| | |
|---|---|
| Above mean sea level | amsl |
| Day | d |
| Days per week | d/wk |
| Days per year (annum) | d/a |
| Degree | ° |
| Degrees Celsius | °C |
| Gram | g |
| Grams per tonne | g/t |
| Greater than | > |
| Hectare | ha |
| Hour | h |
| Hours per day | h/d |
| Hours per week | h/wk |
| Hours per year | h/a |
| Kilo (thousand) | k |
| Kilometer | km |
| Less than | < |
| Micrometre (micron) | µm |
| Milligram | mg |
| Milligrams per litre | mg/L |
| Millilitre | mL |
| Millimetre | mm |
| Million | M |
| Minute (time) | min |
| Month | mo |
| Ounce | oz |
| Ounces per ton | oz/t |
| Parts per billion | ppb |
| Parts per million | ppm |
| Percent | % |
| Pound | lb |
| Specific gravity | SG |
| Year | yr |

### 2.7.2 Abbreviations

| | |
|---|---|
| American Society for Testing and Materials | ASTM |
| Canadian Institute of Mining and Metallurgy | CIM |
| Global Positioning System | GPS |
| Internal Rate of Return | IRR |
| Net Present Value | NPV |
| Rock Quality Designation | RQD |
| Universal Transverse Mercator | UTM |
| Reverse Circulation | RC |
| Diamond Drill | DD |

## 3.0 RELIANCE ON OTHER EXPERTS

AMEC disclaims responsibility for information on Exeter's rights to the Caspiche property under the option agreement with Minera Anglo American Chile Limitada (Anglo). For this, AMEC has fully relied upon the opinion of Mr. Pablo Mir, a Chilean lawyer, who works as an agent for Exeter and is associated with the law firm of Bofill Mir Abogados, located in Santiago, Chile (Mir, 2009). This opinion is relied upon in sections 4.2.1 and 17.11 of the Technical Report.

AMEC is relying upon the summary of legal agreements in Van Kerkvoort et al. (2008) as is allowed under Instruction 5 of Form 43-101F1.

# 4.0 PROPERTY DESCRIPTION AND LOCATION

The description of the Property was modified by AMEC from Van Kerkvoort et al. (2008).

## 4.1 Location

The Caspiche property is located 120 km southeast of Copiapó in northern Chile, South America (Figure 4-1). The Property is situated in the southern end of the Maricunga Metallogenetic Belt, between the undeveloped Cerro Casale gold-copper project 12 km to the south, and the Refugio Gold Mine, 15 km to the north.

The geographic center of the Property is located at approximately 27° 41' south latitude and 69° 18' west longitude. The UTM (Zone 19J) coordinates using datum PSAD56 are 471,000 m east and 6,937,000 m north. Known mineralization on the Caspiche property is located in two areas: Caspiche Central and Caspiche III (Figure 4-2).

## 4.2 Mineral Tenure and Agreements

The Caspiche property is owned by Minera Anglo American Chile Limitada (Anglo) and its affiliate Empresa Minera Mantos Blancos S.A. (EMABLOS). Currently Exeter holds an option and royalties agreement (ORA) with Anglo covering the 1,262 ha that comprise the Caspiche property.

### 4.2.1 Mineral Rights

The Property consists of nine exploration concessions owned by either Anglo or its affiliate EMABLOS, encompassing an area of approximately 1,262 ha (Figure 4-2). Four of the nine concessions are exploitation concessions, and the remaining five are currently under application for exploitation status. The concessions are listed in Table 4-1.

### 4.2.2 Agreements and Royalties

On 11 October 2005, Exeter entered into an option and royalty agreement with Anglo and EMABLOS. The ORA states it is subject to Chilean Law and any dispute resulting from the agreement will be resolved through arbitration by the Centro de Arbitrajes de la Cámara de Comercio de Santiago A.G.

Figure 4-1: Caspiche Location Map (source: Exeter). North direction is indicated by the grid lines oriented parallel to the long dimension of the figure.


TECHNICAL REPORT FOR CASPICHE PROJECT
GENERAL LOCATION MAP
CHANARAL
Pedernales
Puerto Flamenco
7050000 mN
7000000 mN
Puquios
Lobo
Marte
COPIAPO
Paipote
Caseron
Tierra Amarilla
Volcan
Refugio
6950000 mN
Pabellon
CASPICHE
La Guardia
Cerro Casale
Los Loros
Castilla
6900000 mN
Punta de Diaz
Yerba Buena
Resguardo de Copiapo
Algarrobal
Ramadilla
Iglesia Colorado
Los Caserones
Figuerita
Los Realitos
6850000 mN
50km
VALLENAR
Port de Cantarito
El Toro
PSAD56 UTM ZONE 19S

Figure 4-2: Caspiche Property Map Showing Locations of Mineralization (source: Exeter). North direction is indicated by the grid lines oriented parallel to the short dimension of the figure. Grid lines are separated by 2,000 m.


6,942,000
6,940,000
6,938,000
6,936,000
6,934,000
462,000
464,000
466,000
468,000
470,000
472,000
474,000
Caspiche 1/10
Vega de Caspiche 1/9
Caspiche IV 1/7
Caspiche V 1/20
Caspiche IV 11/16
Caspiche VI 1/25
Caspiche II 1/32
Caspiche VII 1/20
Caspiche III 1/10
Caspiche Central
Caspiche III

**Table 4-1: Caspiche Concessions**

| Concession Name | ROL | Hectares | Claim Holder | Concession Type |
|---|---|---|---|---|
| Caspiche 1/10 | 03203-1455-0 | 100 | Anglo | Exploitation |
| Vega de Caspiche 1/9 | 03203-1493-3 | 81 | Anglo | Exploitation |
| Caspiche II 1/32 | 03203-1494-1 | 312 | Anglo | Exploitation |
| Caspiche III 1/10 | 03203-1495-K | 100 | Anglo | Exploitation |
| Caspiche IV 1/7 | 03203-4659-2 | 70 | EMABLOS | Exploitation in Application |
| Caspiche IV 11/16 | 03203-4727-0 | 2 | EMABLOS | Exploitation in Application |
| Caspiche V 1/20 | 03203-4660-6 | 185 | EMABLOS | Exploitation in Application |
| Caspiche VI 1/25 | 03203-4661-4 | 243 | EMABLOS | Exploitation in Application |
| Caspiche VII 1/20 | 03203-4662-2 | 169 | EMABLOS | Exploitation in Application |
| Total | | 1,262 | | |

The agreement covers seven projects, including Caspiche. According to the terms of the ORA, Exeter will gain an option to acquire a 100% interest in the property by meeting certain expenditure and drill requirements, as set out in Table 4-2. Upon vesting and commencement of commercial activities, Anglo participation in the property will be reduced to a 3% Net Smelter Return (NSR), with a minimum annual payment of US$250,000. The NSR is not payable in months when the gold price is below US$325/oz, and is not subject to buyout under the terms of the ORA. If 10 years after having exercised its option Exeter has not commenced production from the property, Anglo has a right to buy it back by paying the incurred historical expenditures.

**Table 4-2: Minimum Expenditures and Drilling Requirements under Exeter's ORA with Anglo**

| Year | Minimum Expenditure (US$) | Minimum Drilling (m) |
|---|---|---|
| 1 | $250,000 (spent) | 1,500 (completed) |
| 2 | $300,000 (spent) | 2,000 (completed) |
| 3 | $400,000 (spent) | 3,000 (completed) |
| 4 | $600,000 (spent) | 4,000 (completed) |
| 5 | $1,000,000 (spent) | 5,000 (completed) |
| Total | $2,550,000 (spent) | 15,500 (completed) |

As of the effective date of this Technical Report, Exeter has fulfilled the total expenditure and drilling requirements for the full term of the ORA.

The exploitation concessions do not have expiration dates, and are in good standing as at the date of this report. Anglo paid the annual license fee for the concessions for the period 2009 to 2010. With the exception of the option to acquire granted to Exeter, no encumbrances are registered on the concessions and they are not affected by the payment of royalties or other obligations in favor of third parties.

AMEC relied on the opinion of Mr. Pablo Mir of Bofill Mir Abogados regarding the validity of the option agreement and the title of the optioned lands (Mir, 2009).

The Property has been legally surveyed.

## 4.3 Environmental Liability

There are no known environmental liabilities on the Caspiche property. In 1997, Newcrest Mining Limited (Newcrest), a previous operator of the Property, contracted SRK Sudamérica S.A. to study the environmental impact of the Caspiche project. As part of the study, queries were made before the Comisión Nacional del Medio Ambiente (CONAMA). The response of the commission at the time was that the project existed before the recently implemented environmental regulations and was therefore exempt from them. Newcrest concluded at the time that they only needed to inform the Dirección Regional del CONAMA of their activities.

In 2007, Exeter submitted an environmental impact study document (Declaración de Impacto Ambiental "DIA") to the Chilean authorities to permit a drill program of 15 drill holes totaling 8,400 m (SGA, 2007). Approval for this program was given on 22 November 2007. A revised DIA was submitted in July 2008 for the permitting of an additional 90 drill holes totaling 80,000 m of drilling (SGA, 2008). Approval for the new DIA was granted on 6 March 2009.

## 4.4 Operational Permits and Jurisdictions

Drilling has been permitted through the DIA's submitted by Exeter. No additional permits are required for the recommended exploration activities at Caspiche.

# 5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPY

The information in this section was modified by AMEC from Van Kerkvoort et al. (2008).

## 5.1 Accessibility

Access to the project is by 183 km of paved and gravel road from Copiapó. The initial 22 km of road running south from Copiapó through the town of Tierra Amarilla is paved highway, which connects to a 161 km gravel road that runs east-southeast to the project site. Currently, total driving time from Copiapó to site is approximately three hours. The main dirt road serves as a regional transportation route to Argentina and is gradually being upgraded. This route also serves the nearby Refugio Gold Mine and Cerro Casale gold-copper project.

## 5.2 Climate

The climate at Caspiche is typical for the central Andean Cordillera: windy, cold at night with limited precipitation, usually in the form of snow. Day-time temperatures in summer months approach 23°C, with night-time lows of 5°C. Day-time temperatures in winter are around freezing, with night-time temperatures dropping to -15°C. Exploration field seasons generally run from late October through mid-May. Operating mines in the area, such as the nearby Refugio Gold Mine, are operated year-round at elevations of 4,200 m to 4,500 m.

## 5.3 Local Resources

The property is located 120 km southeast of Copiapó. All transport is by private vehicle. The operating Refugio Gold Mine, located 15 km north of Caspiche, transports its employees from Copiapó by bus or company-owned trucks and vans. A number of daily scheduled jet air services fly between Copiapó and Santiago.

Plentiful local semi-skilled and skilled labour is available to comparable mineral projects in the Maricunga region, and Chile supplies high-quality mining professionals.

## 5.4 Infrastructure

Caspiche is a green field site, and thus existing site infrastructure is limited to an exploration camp and roads.

The Property is large enough to host an open pit or underground mining operation, including a reasonably-sized open pit, mill, tailings facilities, waste dumps, and leach pads. Exeter does not currently have any surface land rights in the Caspiche property area, but concession owners have the right to establish an occupation easement over the surface as required for the comfortable exploration or exploitation of the concession. Exeter has requested the right to use surface of the Caspiche property area for ongoing exploration activities; however, this application has not yet been granted.

Power for the existing projects in the Maricunga region is normally sourced from near Copiapó and carried to the mines by private power lines owned by the operating companies. At Caspiche, two areas of relatively level ground are already under Anglo mineral concessions and the process for obtaining permits for easements and water rights is straightforward in Chile.

Negotiations for access to water and power have not been started.

## 5.5 Physiography

The Caspiche property occurs high in the central Chilean Andes. The topography within the Property consists of broad open areas of moderate relief and prominent ridges with limited cliff zones of exposed bedrock (Figures 5-1 and 5-2). Elevation within the property ranges from 4,200 m to 4,700 m amsl. Vegetation is limited to grasses and small thorny bushes, and small marsh areas at the junction of creeks. Wildlife includes guanaco, vicuña, foxes, rabbits, ground squirrels, hawks, condors, and small reptiles.

**Figure 5-1: Caspiche Property Looking East**


Caspiche Project Looking East
Filo Central
Caspiche III
Caspiche Central

**Figure 5-2: Caspiche Property Looking West**


Caspiche Project Looking West
Filo Central
Caspiche Central

## 6.0 HISTORY

The following project history was modified by AMEC from Van Kerkvoort et al. (2008).

The southwest part of the Property, which includes Caspiche Central, was staked in 1986 by Anglo as part of a generative program covering the entire Maricunga Metallogenetic Belt. Newcrest held the project through an option agreement with Anglo from 1996 to 1998, during which time they discovered the Caspiche III mineralization, and staked an additional 2,561 ha to cover it. Newcrest decided to abandon exploration in South America in 1998, and the ground held by Newcrest lapsed and became open. Anglo subsequently staked portions of this ground to form the current Caspiche property position.

Anglo was the first to explore the Caspiche area. Between 1986 and 1990, Anglo conducted three field campaigns on the Property. The first campaign consisted of rock-chip and grid-soil geochemical surveys, where a total of 842 rock chip samples and 431 soil samples were collected. These surveys identified a 650 m by 300 m zone of the Caspiche Central area that is strongly anomalous in gold, silver, copper, and arsenic. Eighty rock samples returned values greater than 1 g/t gold, with a high value of 5.45 g/t.

During the 1988 field season Anglo drilled 568 m in 12 shallow air rotary holes in the Caspiche Central sector. These drill holes targeted near-surface gold mineralization identified in hydrothermally-altered volcanic rocks, and delineated by the geochemical surveys. Drilling from this campaign intersected significant widths of mineralization in several holes, including 32 m grading 1.10 g/t gold in SHC-4 and 48 m grading 1.03 g/t gold in SHC-5.

During the 1990 season, Anglo drilled 950 m in six RC holes, exploring the Caspiche Central gold system to greater depths. Results from this program yielded narrow intersections of gold mineralization, including 10 m grading 1.09 g/t gold in SPC-02 and 34 m grading 0.63 g/t gold in SPC-05.

Newcrest optioned the property from 1996 to 1998, and during the first field season of 1996-1997 conducted geologic mapping; rock geochemical surveys; aeromagnetic and IP/Resistivity geophysical surveys; and drilled 3,298 m in 14 RC drill holes. Twelve holes were drilled at Caspiche Central to follow-up disseminated mineralization discovered by Anglo, and the testing of targets defined by the geochemical and geophysical surveys. Two holes were drilled in the Caspiche III area, targeting epithermal-style mineralization indicated by anomalous gold and mercury surface geochemistry.

During the 1997-1998 field season, Newcrest conducted soil geochemical surveys, geologic investigations, and drilled 4,123 m in 22 RC drill holes at the Caspiche Central and Caspiche III prospect areas. Porphyry-style gold-copper mineralization was encountered in several of the drill holes at Caspiche Central.

Exeter optioned the Property in October 2005. No significant exploration work was reportedly conducted on the Property from the end of the Newcrest drill campaign to the beginning of work by Exeter.

In 2006 and 2007, Exeter compiled historic exploration data into a geographic information system (GIS), reprocessed existing geophysical data, completed geological mapping of the property area, collected rock-chip samples, and conducted controlled source audio-frequency magnetotellurics (CSAMT), pole-dipole induced polarization (IP), and natural source magnetotellurics surveys.

From 2006 though December 2008, Exeter has completed over 15,000 m of drilling in 33 drill holes over three drill campaigns.

In October 2008, Exeter commissioned AMEC to complete a preliminary mineral resource estimate for the Property, and to generate a Canadian National Instrument 43-101 technical report. This work is the subject of this Technical Report.

# 7.0 GEOLOGICAL SETTING

The following description of the regional and property geology was modified by AMEC from Van Kerkvoort et al. (2008).

## 7.1 Regional Geology

The Caspiche property is located in the Maricunga Metallogenetic Belt (Maricunga Belt), a north-northeast trending, linear zone containing at least 14 occurrences of gold and/or silver mineralization between latitudes 26° and 28° S in the Andean Cordillera of northern Chile (Vila and Sillitoe, 1991; Figure 7-1).

The Maricunga Belt is composed of a series of volcanoes of andesitic to dacitic composition (Figure 7-2). These volcanoes are Oligocene to late Miocene in age and form part of the continental margin volcanic-plutonic arc. These volcanic rocks are generally restricted to north-south trending grabens, and Paleozoic to Triassic basement rocks are exposed in intervening horst blocks. Volcanism occurred in four events grouped into two main episodes. The initial event began in late Oligocene and lasted until early Miocene (26 to 20 Ma). The second occurred during the middle Miocene (16 to 11 Ma). These events resulted in the creation of numerous stratovolcanic complexes and dome fields over the length of the belt. The third and fourth episodes of dacitic volcanism occurred in the late Miocene (11 to 7 Ma) and late Miocene to early Pliocene (7 to 5 Ma), respectively, and included the formation of two pronounced volcanic edifices, Volcán Copiapó and Volcán Jotabeche (Figure 7-2).

Two main structural trends are important in the Maricunga Belt. North-south to north-northeast trending high-angle reverse faults form a series of horsts and graben blocks, and it is these graben structures that host significant mineralization in the Maricunga Belt. West-northwest to north-northwest trending structures occur as normal trans-tensional faults, dykes, veins and linear alteration zones, and are associated with alteration and mineralization in late Oligocene to early Miocene volcanic centres.

The Maricunga Belt hosts numerous significant mines and advanced projects. The deposits are typically of the porphyry gold-copper style or high sulphidation epithermal gold-silver. Examples of porphyry deposits in the Maricunga Belt are Refugio, Cerro Casale, Marte, and Lobo. High sulphidation examples include La Coipa and La Pepa (Figure 7-2). A strong northwest-southeast structural control to the mineralization is typical of many of the deposits. Some Maricunga deposits have epithermal alteration textures superimposed (telescoped) onto porphyry alteration textures.

Figure 7-1: Metallogenic Belts of Northern Chile and Argentina (source: Vila and Silitoe, 1991).


PERU
BOLIVIA
50
100
200
150
Altiplano-Puna
20°
PACIFIC OCEAN
Eocene-Oligocene Porphyry Copper Belt
25°
Ext. Of Easter "Hot Line"
Bajo de la Alumbrera (Late Miocene)
MARICUNGA BELT (Late Olig.- Miocene)
Copiapo
El Indio Belt (Miocene)
30°
Peru-Chile Trench
CHILE
ARGENTINA
Late Miocene-Pliocene Porphyry Copper Belt
Santiago
0 km
500 km
35°
70°
65°

Figure 7-2: Regional Geology of the Maricunga Metallogenetic Belt (source: Vila and Silitoe, 1991).


69°
La Coipa
27°
Marte
Lobo
La Pepa
Volcan Copiapo
Refugio
Volcan Laguna
Caspiche
Santa Cecilia
Aldebaran
Volcan Jotabeche
N
Chile
Argentina
28°
0
30 Km
Quaternary alluvium and evaporites
Pliocene volcanic rocks
Late Oligocene-late Miocene volcanic rocks
Jurassic-early Tertiary sedimentary and volcanic rocks
Paleozoic-Triassic basement (granitoids and volcanics)
Alteration zone
Strike-slip/normal fault
Reverse fault

## 7.2 Property Geology

The description of the property geology is taken from Tolman et al. (2009).

Lithological units observed on the Caspiche property comprise three volcano-sedimentary units and a suite of felsic to intermediate intrusive stocks. Faulting affects all lithologies with the exception of the most recent volcanic deposits. Alteration observed in outcropping rocks is both extensive and intense.

### 7.2.1 Volcano-sedimentary units

The volcanic and sedimentary rocks are separated by disconformities. These are informally divided into the pre-mineral Caspiche Formation of Jurassic to Cretaceous age; the pre to syn-mineral Rio Nevado Formation of Oligocene to Lower Miocene age; and the post-mineral Yeguas Heladas Formation of Middle to Upper Miocene age (Figure 7-3).

The Caspiche Formation is exposed at the western margin of the property. It is composed of columnar jointed andesite lava flows. Approximately one kilometer west of the property boundary, the lavas are viewed overlying a sedimentary sequence of rocks which range from volcanoclastic siltstones to sedimentary breccias.

The Rio Nevado Formation consists of undifferentiated felsic pyroclastic rocks. The sequence contains multiple volcanic events forming a volcanic pile that is a minimum of 200 metres thick. At Caspiche III, in the east of the property, the formation is crudely stratified with shallow west dipping horizons several metres thick. The rocks range from fine tuffs to pyroclastic breccias. Locally, thinly laminated siltstone separates the pyroclastic horizons. On the northern flank of Caspiche Central the formation contains pumice rich pyroclastic flows that are locally welded. The upper portion of the formation is composed of felsic, flow-banded, and auto-brecciated lava.

The Yeguas Heladas Formation consists of a series of stratified volcanic rocks that post date alteration and mineralization. This unit comprises a lower conglomerate horizon overlain by non-welded pyroclastic deposits that contain vuggy silica and massive silica altered clasts of the Rio Nevado Formation. The youngest volcanic unit on the property is a glassy, porphyritic, flow-banded and auto-brecciated felsic lava.

### 7.2.2 Intrusive Rocks

Exposed intrusive rocks at Caspiche are limited to a series of small felsic porphyritic stocks located at Caspiche Central and extending north and south. Locally these exhibit chilled margins and flow banding. Drilling by Anglo and Newcrest intersected

Figure 7-3: Bedrock Geology of the Caspiche Property (source: Exeter). Heavy Black Line Indicates Outer Property Boundary of Main Property Block that excludes Caspiche 1/10 and Vega de Caspiche 1/9 (See Figure 4-2).


Filo Central
Caspiche Central
Caspiche III
Legend
Drainages
50m Contour Lines
Caspiche Fault Zone
Formation
Caspiche Fm.
Rio Nevada Fm.
Yeguas Heladas Fm.
Qtz-Feldspar Porphyry
0
0.25
0.5
1
Kilometers
470,000
471,000
472,000
473,000
474,000
475,000
6,940,000
6,939,000
6,938,000
6,937,000

diorite along with several additional porphyry rocks at depth beneath Caspiche Central. Two of these rocks were age dated by Newcrest in 1998.

Unconsolidated Quaternary deposits cover over 90% of the Caspiche project area. Figure 7-4 shows the distribution of debris flows, glacial moraines, colluvium, alluvium and "vegas" (local term for small wetlands that are common on valley floors, in the Andes). Drilling indicates the Quaternary cover can be up to 80 m thick.

Pre-mineral breccias are observed proximal to intrusive contacts. Many of these (but not all) are believed to be related to magma stoping and incorporation of abundant xenoliths. Proximal to the contact with micro-diorite. quartz bearing felsic intrusives carry notably less or no quartz phenocrysts. This is thought to be due to hybridation of the magma through incorporation of micro-diorite into the melt, through melting.

### 7.2.3 Structure

Mapping of bedrock exposures indicates the main structural orientations at Caspiche to be northwest, east-northeast, and roughly north-south. These same orientations are observed as lineaments on Landsat satellite imagery and airborne magnetic imagery. Newcrest interpreted several of these lineaments to be major faults zones. One of these is a west-northwest trending structure located between Caspiche Central and Filo Central. At the western margin of the property a north-northeast trending fault is observed where the Caspiche Formation is juxtaposed against the Yeguas Heladas Formation indicating reverse faulting.

### 7.2.4 Alteration

Alteration-enhanced satellite imagery shows the Caspiche Central mineralization to be associated with a clay altered zone approximately 2 km in diameter rimmed by silica alteration (Figure 7-5).

There are four end member alteration types noted on the Caspiche property:

- porphyry style stockwork vein and associated alteration
- retrograde hydrothermal alteration
- high sulphidation epithermal style alteration
- supergene leaching and oxidation.

At Caspiche Central all four alteration styles are present. At Caspiche III no porphyry style stockwork vein associated alteration has been observed, though it may be present at depth or laterally beneath cover.

Figure 7-4: Quaternary Cover Geology of the Caspiche Property (source: Exeter). Heavy Black Line Indicates Outer Property Boundary of Main Property Block that excludes Caspiche 1/10 and Vega de Caspiche 1/9 (See Figure 4-2).


Legend
Drainages
50m Contour Lines
Caspiche Fault Zone
Quaternary Cover
Alluvium
Colluvium
Debris Flows
Lakes
Glacial Moraines
Vegas
Filo Central
Caspiche Central
Caspiche III
470,000
471,000
472,000
473,000
474,000
475,000

**Figure 7-5: Satellite Image Showing Alteration Mineralogy in White, Pale Yellow, and Pink (source: Exeter). Heavy Black Line Indicates Outer Property Boundary of Main Property Block that excludes Caspiche 1/10 and Vega de Caspiche 1/9 (See Figure 4-2).**


1 KILOMETER
6,938,000 mN
CASPICHE CENTRAL
CASPICHE III

Alteration is complex at Caspiche Central, with all four of the aforementioned styles present. There are strong vertical controls, as well as proximal versus distal alteration mineralogy assemblages for the various styles. Frequently pervasive overprinting by successive alteration events has totally destroyed all primary textures making identification of the original lithologies difficult to impossible. There are four end-member alteration types, being:

- Porphyry style stockwork vein and associated alteration
- Retrograde hydrothermal alteration
- High-sulphidation epithermal style alteration
- Supergene leaching and oxidation.

Porphyry stockwork style mineralization and associated alteration is not observed at surface, but has been intersected extensively in drill holes. The alteration comprises an inner potassic zone of K-feldspar and biotite. These minerals are observed as independent zones and overlapping. Where untouched by latter alteration, magnetite as disseminations and hairline veinlets accompany the potassic alteration. Potassic alteration has a positive correlation with veining. Frequently K-feldspar is observed as selvages on veins up to several centimetres wide which grades out into secondary biotite dominated alteration. Biotite alteration is best developed in the micro-diorite as a reflection of the higher original mafic component as compared with the felsic stocks and upper volcanic rocks. In volcanic pendants immediately overlying the felsic stocks a strong patchy alteration is observed comprising irregular blebs of silica and clay. This has been described as a breccia, but can be traced laterally, where it grades into lithic tuffs. In some intrusive stocks the upper cupola zone contains an intense "wormy" quartz texture. At deeper levels more typical A and B style porphyry stockwork veining is observed with late stage sulphidic D veins cutting both the earlier quartz veining and extending into the overlying volcanic units.

In some cases propylitic alteration assemblages comprising epidote-chlorite-pyrite are observed in surface exposures within one kilometer from the limits of potassic altered zones, but generally propylitic alteration only occurs more distally. Propylitic altered rocks have not been intersected by the drilling to date. The rocks between the potassic and propylitic alteration zones are variably clay-altered, but it is not certain if this is an argillic alteration halo related to the porphyry mineralizing event or if it is the result of the late stage retrograde argillic-phyllic event.

An intense retrograde argillic-phyllic (clay-sericite) alteration has affected the upper levels of the porphyry system and in part extends deep within it. In the strongly affected zones the potassic assemblages have been totally overprinted with clay and philosilicates, leaving zones of strong stockwork veining with a soft white "bleached" matrix. K-feldspar and biotite have been totally obliterated. The contact between this zone and the underlying potassic alteration dips toward an apparent "draw down" zone. Further drilling is required to confirm the true morphology of this alteration style, but it is likely to be funnel-shaped – depressed in the centre of the system and shallower toward the edges. The retrograde event has converted magnetite to specular haematite (martitization), but it does not appear to have affected the gold and copper distribution. Exeter plans to conduct a clay alteration mapping program to assist in determining the alteration mineralogy of the retrograde alteration and more accurately define the distribution of individual minerals. The primary component minerals in the retrograde altered zones are kaolin, dickite, sericite and illite.

In some lithologies, and most notably in the lithic tuff unit, selective alteration of clasts to clay and matrix flooded with silica has produced patchy alteration giving the rock a brecciated appearance. A similar texture is observed proximal to intrusive contacts. This texture is thought to be the product of abundant xenoliths, or magma stoping.

The high sulphidation epithermal zone is characterized by siliceous ridges which outcrop on the peripheries of the Caspiche Central porphyry mineralization. The ridges comprise strongly silicified crystal lithic tuff and quartz feldspar porphyry. These units exhibit typical vuggy residual silica textures with rectangular cavities where feldspar phenocrysts have been totally leached from the rock and the matrix is replaced by silica. In the volcanic units, lithic clasts have been selectively dissolved or replaced by kaolin-alunite-quartz±pyrophylite±dickite assemblages. These zones are interpreted as high level advanced argillic-altered silica cap zones. The silica caps contain structurally controlled tufasite breccia dykes with brecciated silica cap material hosted in a kaolin-silica-alunite matrix. These structural zones can be traced outward to adjacent argillic altered areas where they are observed as linear zones of vuggy residual silica, or "ledges".

Oxidation and supergene effects are notable in the upper 100 m to 150 m and occasionally down to 200 m. The principal effects are to oxidize pyrite and the resultant acid converts minerals other than silica into kaolin. The contact between oxide and sulphide material is sharp. Minor chalcocite is observed on the oxide-sulphide contact, but there is no development of copper enrichment, presumably because copper-enriched solutions migrated laterally. Visually the contact is easy to

pick and is geochemically sharp with a notable depletion in copper in the oxide zone, being less than 0.03% copper.

Outcropping hydrothermal alteration at Caspiche III is developed entirely in felsic lithic tuffs of Rio Nevado Formation. Zoned alteration is observed with leached zones of residual silica restricted to narrow linear structures within more wide spread silica flooding. At the eastern extent of the Caspiche III zone at boundary of the property the rocks are affected by low-temperature silica and argillic mineral assemblage's characteristic of steam-heated alteration which forms above paleo-water tables in high sulphidation style alteration systems.

# 8.0 DEPOSIT TYPES

The following discussion of deposit types was modified by AMEC from Van Kerkvoort et al. (2008).

Stockwork-hosted, gold-copper porphyry, and high-sulphidation epithermal gold mineralization styles have been recognized on the Caspiche property. Mineralization at Caspiche Central is interpreted to be a high-sulphidation epithermal gold deposit above a gold-rich, gold-copper porphyry deposit. Mineralization at Caspiche III is interpreted to be a high-sulphidation epithermal gold deposit.

The Maricunga Metallogenic Belt contains significant gold-rich, gold-copper porphyry deposits, and high-sulphidation epithermal gold±copper±silver systems. In some cases the high-sulphidation epithermal systems are superimposed on the porphyry style mineralization. These deposit types are different from the copper-dominant, large porphyry copper deposits found further north in Chile.

Vila and Sillitoe (1991) described the style of mineralization in the Maricunga Belt as follows:

> *Porphyry-type mineralization in the Maricunga Belt was generated beneath andesitic-(dacitic) stratovolcanoes. Volcanic rocks were intruded by isolated, composite dioritic porphyry stocks. Weakly porphyritic microdiorite and associated intrusion breccia are prominent stock components.*
>
> *Gold-copper mineralization is believed to have been introduced with K silicate alteration, which is well preserved only at the Amalia, Refugio, and Casale Hill (Aldebaran) prospects. K silicate alteration is overprinted and commonly obliterated by sericite-clay-chlorite assemblages of intermediate argillic type. Much of the gold is present in quartz stockworks. Iron oxides, both early magnetite and late hematite, constitute 5 to 10 vol percent of mineralized zones. Sulphides are dominated completely by pyrite but include minor chalcopyrite and trace bornite and molybdenite. Supergene leaching of copper is developed to various degrees, but enrichment is developed only incipiently.*
>
> *Several porphyry-type stockworks are overlain by pyrite- and alunite-rich advanced argillic alteration, which carries barite, native sulfur, enargite, and at La Pepa, high-grade, vein-type gold mineralization of high sulphidation, epithermal type. The quartz stockworks and advanced Argillic caps are telescoped at Marte, Valy, Santa Cecilia, and La Pepa but are separated by a chloritized zone transacted by a swarm of gold-poor, polymetallic veins with quartz-alunite selvages at Aldebaran (Cerro Casale).*

*Marte and Lobo are rich in gold (1.43 and 1.6 ppm) and poor in copper (0.05 and 0.12%) and molybdenum (46 and ~10 ppm), and may be designated as porphyry gold deposits. However, gold contents are lower (0.6-1 ppm) and hypogene copper contents probably higher at Refugio and Casale Hill.*

*The depth of erosion of Maricunga porphyry-type systems is believed to decrease from the K silicate zones exposed at Refugio and in the Casale Hill sector at Aldebaran (Cerro Casale), through Marte, Valy, Santa Cecilia, and La Pepa where remnants of advanced Argillic caps are present, to the highest, mercury-rich part of the Cathedral Peak sector at Aldebaran and zones higher than and west of Marte which comprise advanced argillic alteration rich in native sulfur.*

Figure 8-1 shows a generalized porphyry model and the relationship between the porphyry and epithermal environments.

**Figure 8-1: Generalized Porphyry Model (source: Vila and Silitoe, 1991).**


meters
RELATIVE EROSION LEVEL
Crater / summit caldera on stratovolcano
Native sulfur concentrations
Aldebaran System
Other Maricunga Porphyry Systems
HIGH SULFIDATION EPITHERMAL ENVIRONMENT
PORPHYRY ENVIRONMENT
Northwest-striking fault zone
Chalcedony-barite-enargite veins
Original K silicate front
SOLEDAD
LA PEPA
SANTA CECILIA
MARTE, VALY
LOBO, ESCONDIDO
REFUGIO
CATHEDRAL PEAK
VEIN ZONE
CASALE HILL
ALTERATION
Acid-leached
Chalcedony
Quartz-alunite
Sericitic
Intermediate argillic
K silicate
Propylitic
with quartz stockwork
LITHOLOGY
Postmineralization dacite porphyry
Late mineralization hydrothermal breccia
Late mineralization microdiorite
Multiple diorite / quartz diorite porphyry stock
Volcaniclastic sediments
Tuff / ignimbrite
Andesite-dacite volcanics
Subvolcanic "basement"

## 9.0 MINERALIZATION

The following description of the mineralization was modified by AMEC from Van Kerkvoort et al. (2008).

Mineralization has been encountered in two main areas of the Caspiche property. These two areas are named Caspiche Central and Caspiche III.

Both high-sulphidation epithermal, and poryphyry-style mineralization occur at Caspiche Central. High-sulphidation epithermal-style alteration crops out at Caspiche Central, and hosts disseminated gold in felsic volcanic rocks and dacite quartz-feldspar porphyry intrusive rocks. Modeling of the mineralization indicates the presence of an upper gold-bearing oxide zone underlain by a lower gold-copper-bearing sulphide zone. Porphyry-style stockwork quartz veining, containing gold and copper mineralization, has been intersected over broad lengths in drill holes, but no porphyry-style mineralization has been observed at surface on the Property. This is in part due to the extensive alluvium which covers approximately 90% of the Caspiche property area.

A representative geological cross section of the Caspiche Central area, showing gold and copper grades as down-hole histograms, is provided in Figure 9-1. Mineralization is hosted primarily by diorite porphyry and microdiorite intrusive rocks, and andesitic volcanic rocks, and covered by up to 60 m of alluvial overburden. The upper 100 m below the alluvial deposits is generally mineralized only in gold, and the onset of copper mineralization generally coincides with the onset of sulphide mineralization (depth of oxidation not shown in Figure 9-1). No significant supergene oxide mineralization has been observed at Caspiche Central. Mineralized intercepts in the diorite porphyry and microdiorite rocks appear to have good continuity, and yield consistent intercepts of between 557 m and 887 m of porphyry-style, sulphide mineralization grading between 0.36 g/t and 1.17 g/t gold, and 0.15% and 0.43% copper. Near surface, oxide intercepts at Caspiche Central generally range between 44 m and 172 m grading between 0.17 g/t and 1.16 g/t gold and <0.02% copper.

At Caspiche III only high-sulphidation epithermal style alteration and gold mineralization have been observed and intersected by drilling to date. Potential for porphyry-style mineralization at depth remains, because drilling to date at Caspiche III has targeted near-surface high-sulphidation epithermal mineralization and thus reached only shallow depths.

**Figure 9-1: Caspiche Central Geological Cross Section (looking northwest). Gold Grade Histogram in Red, Copper Grade Histogram in Pink (source: Exeter).**


SW
NE
CSD028
CSD016
CSD029
CSD019
4,400 mRL
4,300 mRL
4,200 mRL
4,100 mRL
4,000 mRL
3,900 mRL
3,800 mRL
3,700 mRL
3,600 mRL
3,500 mRL
Scale:
Au = 1 g/t
Cu = 0.5 %
Lithology - Youngest to Oldest
Overburden
Inter-mineral quartz diorite porphy
Early diorite porphyry
Microdiorite
Andesite volcanic rocks

# 10.0 EXPLORATION

The Caspiche property has been explored by Anglo, Newcrest, and Exeter from 1986 to present. Exploration activities and results, organized by operator, are presented in Tables 10-1, 10-2, and 10-3 below. Exploration work reported in previous Technical Reports (see Section 2.5) is summarized only in this Technical Report as is permitted under Instruction 1 of Form 43-101F1.

## 10.1 Exeter (2005 – Present)

Exeter optioned the Caspiche property in October 2005 and has conducted geological mapping, geochemical sampling, geophysical surveying, and drilling. Significant exploration work carried out by Exeter is summarized in Table 10-1.

**Table 10-1: Summary of Exeter Exploration Programs on the Caspiche Property**

| Year | Work Performed |
|---|---|
| 2005 | Compiled historic data into a digital Geographic Information System (GIS). |
| 2006 | Purchased ASTER mineral model maps and QuickBird high-resolution satellite imagery. |
| 2006 | Reprocessed airborne magnetometer survey data using consultants D. Burt of Mendoza, Argentina and J. Scarbrough of Zonge Chile Limitada. |
| 2006 | Reprocessed the Newcrest IP line data using consultant S. Collins of Arctan Consultancy, Sydney, Australia. |
| 2006 | Mapped the entire property and collected 112 rock chip samples to check assays reported from previous workers and for PIMA work. |
| 2006 | Conducted a Controlled Source Audio-Frequency Magneto-Tellurics (CSAMT) survey with line orientation perpendicular to the prominent west-northwest structure. A total of 29.7 line-km were surveyed by Quantec Chile Limitada. |
| 2006 | John Keiley, independent consultant (former Chief Geophysicist of Barrick), reviewed the CSAMT and very low frequency ("VLF") programs. |
| 2007 | Contracted Zonge Chile Limitada to conduct a Pole-Dipole IP survey on 200 m-spaced lines over the Caspiche Central porphyry target and surrounding area. |
| 2007 | Contracted Zonge Chile Limitada to conduct a natural source magneto-telluric survey over a large portion of the Caspiche property on 200 m-spaced lines. |
| 2007 | Drilled a total of 3,547.7 m in 14 drill holes on the property between January and the end of March, 2007. Hidden resistive bodies were targeted using geological mapping and geophysical interpretation. |
| 2007-2008 | Drilled a total of 5,494.87 m in 12 drill holes on the property during the 2007-2008 season. |
| 2008-2009 | Drilled a total of 6,339.55 m in 7 drill holes on the property from October 2008 through the effective date of this Technical Report. |

From October to December 2008, Exeter drilled 5880.55 m in seven drill holes in the Caspiche Central area to step out from significant intercepts encountered in the 2007-2008 drill program. The details of this drilling program are provided in Section 11, Drilling.

## 10.2 Newcrest (1996 – 1998)

Newcrest operated the Caspiche property from 1996 to 1998. A summary of the exploration work completed by Newcrest is provided in Table 10-2.

**Table 10-2: Summary of Newcrest Exploration Programs on the Caspiche Property**

| Year | Work Performed |
|---|---|
| 1996-1997 | Geological mapping of Caspiche property area |
| 1996-1997 | Contracted Quantec Chile Limitada to conduct a 19.4 line-km IP/Resistivity survey over portions of the Caspiche property. |
| 1996-1997 | Conducted 275 line-km helicopter aeromagnetic survey |
| 1996-1998 | Collected 382 rock chip and 171 soil samples |
| 1997 | Completed a total of 2,908 m of RC drilling in 12 holes in the Caspiche Central area, and 390 m of RC drilling in 2 holes in the Caspiche III area |
| 1997-1998 | Conducted soil orientation survey, including Mobile Metal Ion (MMI) and Enzyme Leach analysis. |
| 1997-1998 | Conducted advanced geologic investigations, including oxygen isotope, fluid inclusion studies, thin-section petrography, and K/Ar geochronology. |
| 1998 | Completed a total of 532 m of RC drilling in 2 holes in the Caspiche Central area, and 3,591 m of RC drilling in 20 holes in the Caspiche III area |

## 10.3 Anglo (1986 – 1990)

Anglo actively explored the Caspiche property from 1986 to 1990. A summary of the exploration work completed by Anglo is provided in Table 10-3.

**Table 10-3: Summary of Anglo Exploration Programs on the Caspiche Property**

| Year | Work Performed |
|---|---|
| 1986-1988 | Collected 842 rock chip samples on the Caspiche property |
| 1986-1988 | Collected 431 soil samples at Caspiche Central |
| 1988 | Completed a total of 568 m of rotary drilling in 12 holes in the Caspiche Central area |
| 1990 | Completed a total of 950 m of RC drilling in 6 holes in the Caspiche Central area |

# 11.0 DRILLING

A total of 24,321.12 m of drilling in 87 drill holes have been completed on the Caspiche property by Exeter, Newcrest, and Anglo from 1988 to 2008. Drilling has been concentrated in two main areas of the Caspiche property: Caspiche Central and Caspiche III. Of the drill total, 52 holes totaling 17,136.42 m have been drilled at the Caspiche Central prospect, and 35 holes totaling 7,184.70 m have been drilled at the Caspiche III prospect.

Operators have employed air-rotary, RC, and diamond drilling methods on the Property. Drilling at Caspiche Central has been dominantly by diamond drilling methods, where drilling at Caspiche III has been entirely by RC drilling methods.

## 11.1 Caspiche Central

A total of 17,136.42 m of drilling in 52 drill holes have been completed at Caspiche Central. A summary of the drilling campaigns carried out at Caspiche Central is shown in Table 11-1. Figure 11-1 shows the spatial distribution of the drill holes from the different drill campaigns. Newcrest's drill hole CDH-11 is located off Figure 11-1 about 1 km to the southwest.

**Table 11-1: Summary of Drilling Campaigns at Caspiche Central.**

| Campaign | Timeframe | Rotary Drill Holes | Rotary Drill Total (m) | RC Drill Holes | RC Drill Total (m) | Core Drill Holes | Core Drill Total (m) |
|---|---|---|---|---|---|---|---|
| Anglo | 1988-1990 | 12 | 568 | 6 | 950 | | |
| Newcrest | 1997-1998 | | | 14 | 3,440 | | |
| Exeter | 2006-2009 | | | 6 | 1,290 | 14 | 10,888.42 |
| Totals | | 12 | 568 | 26 | 5,680 | 14 | 10,888.42 |

Note: RC precollar drill lengths are included in the core drilling totals.

Figure 11-1: Drill Hole Location Map for the Caspiche Central Prospect Area. The Entire Area Shown is Within the Property Boundary.


Legend
Amec E&C Services Inc.

Anglo focused its drilling at Caspiche Central on testing areas of surface high-sulphidation epithermal gold mineralization. In 1988, Anglo drilled a series of shallow, 50 m rotary drill holes around the prominent silica-altered hill on the north side of the Property. In 1990, Anglo drilled six RC holes with total depths between 150 m and 200 m to test the high-sulphidation epithermal system at depth (Figure 11-1). Drill holes were mostly inclined (between -60° and -70°) and oriented to the northeast and southwest. Anglo intersected several zones of significant oxide mineralization, including 32 m grading 1.10 g/t gold and 4.3 g/t silver in drill hole SHC-4, and 48 m grading 1.03 g/t gold and 6.1 g/t silver in drill hole SHC-5.

Because of uncertainty regarding the drilling, sampling, and assaying methodologies used by Anglo in its drill campaigns at Caspiche, AMEC did not use Anglo drill results in the Caspiche mineral resource estimate. Support for this decision is included in sections 11.3.3, 12.2.3, 13.2.1, and 14.1.

Newcrest followed-up Anglo's success at the prominent silica-altered hill with 12 drill holes in the 1996-1997 exploration season and two drill holes in the 1997-1998 season (Figure 11-1). Newcrest drill holes were mostly inclined (between -60° and -80°) and oriented to the northeast and south. Drill hole depth ranged between 80 and 332 m and averaged 230 m. In addition to confirming the presence of near-surface, oxide, gold mineralization, Newcrest intersected several zones of sulphide, porphyry-style, gold-copper mineralization, including 120 m grading 0.51 g/t gold and 0.27% Cu in drill hole CDH-2b and 154 m grading 0.63 g/t gold and 0.24% copper in drill hole CDH-3.

Because of uncertainty regarding the sampling and assaying methodologies used by Newcrest in their drill campaigns at Caspiche, AMEC restricted use of the Newcrest drill results in the Caspiche mineral resource estimate to a maximum classification of Inferred Resources. Support for this decision is included in sections 13.2.2, and 14.1.

Exeter first drilled in the Caspiche Central area with the last RC drill hole of the 2006-2007 season, CSR-13. Exeter drilling during the 2007-2008 season was aimed at following up the previous season's intercept, and drilling during the 2008-2009 season was designed to define the limits of the mineralized system. Exeter drill holes were inclined (between -60° and -65°) and oriented to the northeast and southwest. Drill hole CSR-013 intersected 134 m of sulphide mineralization grading 0.90 g/t gold and 0.20% copper from 210 m to 344 m depth, using a 0.50 g/t gold cut-off. Significant intercepts returned from the 2007-2008 and 2008-2009 drill campaigns include drill hole CSD-016, which intersected 92 m of oxide mineralization grading 0.41 g/t gold, and 626.71 m of sulphide mineralization grading 1.08 g/t gold and 0.43% copper, drill hole CSD-028, which intersected 862.1 m of sulphide mineralization grading 0.54 g/t gold and 0.29% copper, and drill hole CSD-032, which intersected 1214.0 m of sulphide mineralization grading 0.90 g/t gold and 0.33% copper.

## 11.2 Caspiche III

A total of 7,184.70 m of RC drilling in 35 drill holes have been completed at Caspiche III. Drill results from Caspiche III are not included in the Caspiche mineral resource database and the mineralization at Caspiche III is not included in the Caspiche mineral resource estimate in the current Technical Report.

A summary of the drilling campaigns carried out at Caspiche III is provided in Table 11-2. Figure 11-2 shows the spatial distribution of the drill holes from the different drill campaigns. Newcrest's drill holes CDH-15, CDH-16, and CDH-18 and Exeter's drill holes CSR-05 and CSR-07 were drilled in the Caspiche III area, but are located off Figure 11-2 to the west, east, and south.

**Table 11-2: Summary of Drilling Campaigns at Caspiche III.**

| Campaign | Timeframe | RC Drill Holes | RC Drill Total (m) |
|---|---|---|---|
| Newcrest | 1996-1998 | 22 | 3,981.00 |
| Exeter | 2006-2007 | 13 | 3,203.70 |
| Totals | | 35 | 7,184.70 |

Newcrest drilling at Caspiche III was designed to follow-up anomalous gold and mercury concentrations from surface rock chip samples. Newcrest drill holes at Caspiche III were inclined (between -60° and -75°) and oriented dominantly to the north. Exeter's drilling at Caspiche III during the 2007 field season confirmed the presence of a high-sulphidation epithermal gold system. Exeter drill holes were mostly inclined (between -60° and -70°) and oriented dominantly to the north. Significant results from Newcrest drilling included intercepts of 20 m to 30 m of oxide mineralization grading 0.45 g/t to 0.66 g/t gold. Exeter significant results included intercepts of 22 m to 36 m grading 1.1 g/t to 1.5 g/t gold and 1.6 g/t to 26.0 g/t silver.

## 11.3 Drilling Procedures and Conditions

### 11.3.1 Exeter

Exeter employs industry-standard RC and diamond drilling procedures.

During the 2007-2008 Exeter drill campaign, diamond drilling was performed by Major Drilling Chile (Major) from La Serena, Chile. The drilling was supervised by experienced drilling supervisors, and used skid-mounted diamond rigs: a Major 50 and a Boyles 20. All core drilling employed triple tube, HQ3 (6.11 cm) diameter tools,

Figure 11-2: Drill Hole Location Map for the Caspiche III Prospect Area. The Entire Area Shown is Within the Property Boundary.


Legend

reducing to NQ3 (4.50 cm) diameter when the rig reached the depth capacity of the HQ3 equipment. The majority of core holes were drilled using the Ballmark orientation equipment to provide accurate core orientations. RC drilling was performed by Soletanche Bachy Chile from Santiago, Chile using an Ingersoll Rand TH75 E drill rig with an additional compressor and 5.125 inch tricone bits.

During the 2008-2009 drill campaign, diamond drilling was performed by Major using a Major 50 diamond drill rig and UDR1000 and UDR200 RC rigs. Diamond drilling was performed using HQ (6.35 cm) and NQ (4.76 cm) diameter tools.

### 11.3.2 Newcrest

Newcrest RC drilling was performed by Bachy S.A. in 1997, and Ausdrill Chile Ltda. in 1998. Both drill programs used 5.5 inch diameter down-the-hole hammer bits. Information available to Exeter regarding the drilling procedures employed by Newcrest is incomplete. AMEC considers it reasonable to believe that Newcrest used industry-standard RC drilling procedures during its drill campaigns at Caspiche.

### 11.3.3 Anglo

Anglo completed two drill campaigns at Caspiche Central. The 1988 Anglo campaign drilled 568 m in 12 holes to a maximum depth of 50 m depth using a Holman air-rotary drill. In 1990, Anglo drilled six RC drill holes for a total of 950 m using a company-owned Falcon 40 drill rig. Information available to Exeter regarding the drilling procedures employed by Anglo is incomplete.

AMEC considers it reasonable to believe that Anglo used industry standard RC drilling procedures during its drill campaigns at Caspiche. However, in AMEC's opinion, assays produced from air-rotary drilling are not adequate for mineral resource estimation purposes because of the uncertainty in the quality of the samples produced.

## 11.4 Logging

Exeter exploration staff log drill core at Exeter's facility in Copiapó. Logging includes items such as lithology, pervasive and vein selvage alteration, veining description, classification and frequency measurements, oxidation and sulphide content. Detailed geotechnical logging is also performed and includes logging of core recovery, RQD, fracture frequency, and RMR data. The data are captured in palm-top computers using direct manual entry into MS Excel spreadsheets.

RC drill cuttings are logged at the drill site in 1 m intervals. The paper logging sheet includes similar fields to those used for core logging, but also includes a column for

sample moisture content. A spoonful of the washed chips is placed in the chip tray as a record of the logged interval.

Geological logs from Anglo and Newcrest drill holes are not available to Exeter.

## 11.5 Surveys

Exeter drill-collar locations are first estimated by Exeter personnel using a hand-held GPS together with the distance from the nearest surveyed drill hole. Collar locations are then surveyed with total-station theodolite by Luis Jorquera Galaz out of Copiapo Chile, a professional surveyor. Downhole surveys are conducted every 50 m down-hole using a Reflex EZ Shot digital down-hole camera. RC drill holes were not surveyed down-hole by Exeter.

AMEC reviewed down-hole surveys from Exeter core holes and found deviations to be within acceptable ranges. In AMEC's opinion, the accuracy of the collar and down-hole surveys is adequate to support mineral resource estimation procedures.

## 11.6 Drilling Results

The Caspiche property has not been drilled consistently in terms of drill spacing and depth. Drilling has not been completed on a grid; however the approximate drill spacing in the Caspiche Central area is 200 m by 200 m, including some areas where the drill spacing is 100 m by 100 m. Drilling in the Caspiche III area has been conducted on north-south-oriented drill sections, spaced roughly 200 m apart. The average depth of drilling at Caspiche Central is 281 m below surface. This average includes early Anglo drilling that averaged 84 m in total depth, and Newcrest drilling that averaged 229 m in total depth. Average depth of drilling by Exeter at Caspiche Central is 537 m. The average depth of drilling at Caspiche III is 205 m; and the deepest hole on the Property is 1070.10 m long.

A list of significant intercepts is provided in Tables 11-3 and 11-4.

## 11.7 True Thickness of Mineralization

Mineralized zones at Caspiche are irregular in shape and orientation, and true thickness is variable. Geological modeling and mineral resource estimation procedures take into account the intercept angles of drilling versus the geometry of mineralization.

## 11.8 Orientation of Mineralization

Mineralization at Caspiche Central generally trends northwest-southeast, and mineralization at Caspiche III generally trends east-west.

**Table 11-3: Significant Intercepts for the Caspiche Central Prospect Area.**

| Drill Hole | From (m) | To (m) | Interval (m) | Au (g/t) | Cu (%) | Ag (g/t) |
|---|---|---|---|---|---|---|
| SHC-1 | 2 | 50 | 48 | 0.05 | | 0.7 |
| SHC-2 | 2 | 50 | 48 | 0.27 | | 4.3 |
| SHC-3 | 2 | 50 | 48 | 0.13 | | 1.8 |
| SHC-4 | 2 | 32 | 30 | 1.10 | | 4.3 |
| SHC-5 | 2 | 50 | 48 | 1.03 | | 6.1 |
| SHC-6 | 2 | 50 | 48 | 0.32 | | 4.2 |
| SHC-7 | 2 | 50 | 48 | 0.48 | | 10.8 |
| SHC-8 | 2 | 50 | 48 | 0.29 | | 16.8 |
| SHC-9 | 2 | 50 | 48 | 0.09 | | 2.1 |
| SHC-10 | 2 | 50 | 48 | 0.73 | | 1.0 |
| SHC-11 | 2 | 50 | 48 | 0.28 | | 0.7 |
| SHC-12 | 2 | 46 | 44 | 0.32 | | 12.3 |
| SPC-01 | 26 | 36 | 10 | 0.70 | | |
| SPC-02 | 132 | 142 | 10 | 1.09 | | |
| SPC-04 | 12 | 26 | 14 | 0.56 | | |
| SPC-05 | 68 | 102 | 34 | 0.63 | | |
| SPC-06 | 52 | 62 | 8 | 1.20 | | |
| CDH-2b | 64 | 134 | 70 | 0.40 | 0.02 | |
| CDH-2b | 134 | 154 | 20 | 0.93 | 0.58 | |
| CDH-2b | 154 | 274 | 120 | 0.51 | 0.27 | |
| CDH-2b | 234 | 270 | 36 | 0.74 | 0.25 | |
| CDH-3 | 28 | 104 | 76 | 0.47 | 0.01 | |
| CDH-3 | 104 | 172 | 68 | 0.41 | 0.18 | |
| CDH-3 | 172 | 326 | 154 | 0.63 | 0.24 | |
| CDH-3 | 232 | 326 | 94 | 0.73 | 0.23 | |
| CDH-5 | 0 | 56 | 56 | 1.03 | 0.02 | |
| CDH-5 | 56 | 126 | 70 | 0.52 | 0.01 | |
| CDH-5 | 126 | 200 | 74 | 0.50 | 0.22 | |
| CDH-12 | 40 | 50 | 10 | 0.54 | <0.01 | |
| CDH-12 | 50 | 64 | 14 | 0.38 | <0.01 | |
| CDH-12 | 98 | 144 | 46 | 0.55 | 0.22 | |
| CSR-13 | 40 | 344 | 304 | 0.90 | 0.10 | |
| CSD-14 | 0 | 148 | 148 | 0.57 | 0.02 | |
| CSD-14 | 148 | 740.67 | 592.67 | 0.44 | 0.25 | |
| CSD-15 | 57.95 | 114 | 56.05 | 0.35 | 0.02 | |
| CSD-15 | 114 | 1,001.35 | 887.35 | 0.62 | 0.27 | |
| CSD-16 | 73 | 165 | 92 | 0.41 | 0.01 | |
| CSD-16 | 165 | 791.75 | 626.75 | 1.08 | 0.43 | |
| CSR-19 | 32 | 154 | 122 | 0.30 | <.01 | |
| CSR-19 | 154 | 240 | 86 | 0.20 | 0.08 | |
| CSR-20 | 6 | 126 | 120 | 1.16 | 0.01 | |
| CSR-20 | 126 | 250 | 124 | 0.45 | 0.08 | |
| CSR-21 | 10 | 152 | 142 | 0.31 | 0.01 | |
| CSR-22 | 22 | 150 | 128 | 0.86 | 0.01 | |

| Drill Hole | From (m) | To (m) | Interval (m) | Au (g/t) | Cu (%) | Ag (g/t) |
|---|---|---|---|---|---|---|
| CSR-22 | 150 | 231 | 81 | 0.57 | 0.16 | |
| CSD-23 | 0 | 102 | 102 | 0.65 | 0.01 | |
| CSD-23 | 102 | 705.3 | 603.3 | 0.89 | 0.32 | |
| CSD-24 | 0 | 209 | 209 | 0.29 | 0.02 | |
| CSD-24 | 209 | 766.25 | 557.25 | 0.36 | 0.15 | |
| CSD-25 | 44 | 212 | 168 | 0.64 | 0.01 | |
| CSD-25 | 212 | 336.05 | 124.05 | 1.17 | 0.36 | |
| CSD-26 | 68 | 135 | 67 | 0.19 | 0.01 | |
| CSD-26 | 135 | 208.95 | 73.95 | 0.32 | 0.13 | |
| CSD-28 | 208 | 1070.1 | 862.1 | 0.54 | 0.29 | |
| CSD-29 | 66 | 138 | 72 | 0.52 | 0.01 | |
| CSD-29 | 138 | 719.1 | 581.1 | 0.50 | 0.19 | |
| CSD-30 | 94 | 138 | 44 | 0.17 | 0.01 | |
| CSD-30 | 138 | 954.55 | 816.55 | 0.67 | 0.22 | |
| CSD-31 | 44 | 166 | 122 | 0.22 | 0.02 | |
| CSD-31 | 166 | 628.1 | 462.1 | 0.35 | 0.15 | |
| CSD-32 | 95 | 1309 | 1214 | 0.90 | 0.33 | |
| CSD-33 | 34 | 164 | 130 | 0.47 | 0.01 | |
| CSD-33 | 164 | 950 | 786 | 0.33 | 0.13 | |

**Table 11-4: Significant Intercepts for the Caspiche III Prospect Area.**

| Drill Hole | From (m) | To (m) | Interval (m) | Au (g/t) | Ag (g/t) |
|---|---|---|---|---|---|
| CDH-13 | 218 | 226 | 8 | 1.28 | 37.0 |
| CDH-14 | 44 | 56 | 12 | 0.82 | 25.0 |
| CDH-18 | 154 | 156 | 2 | 1.94 | 9.0 |
| CDH-19 | 226 | 228 | 2 | 0.93 | 5.0 |
| CDH-21 | 10 | 12 | 2 | 0.78 | 16.0 |
| CDH-21 | 56 | 62 | 6 | 1.02 | 5.0 |
| CDH-21 | 66 | 72 | 6 | 1.05 | 7.0 |
| CDH-21 | 98 | 100 | 2 | 2.63 | 5.0 |
| CDH-21 | 146 | 164 | 18 | 1.29 | 17.0 |
| CDH-21 | 194 | 196 | 2 | 0.08 | 58.0 |
| CDH-22 | 54 | 56 | 2 | 0.34 | 38.0 |
| CDH-22 | 58 | 74 | 16 | 1.54 | 27.0 |
| CDH-23 | 70 | 80 | 10 | 0.84 | 28.0 |
| CDH-23 | 84 | 92 | 8 | 1.02 | 10.0 |
| CDH-23 | 104 | 110 | 6 | 0.70 | 18.0 |
| CDH-23 | 112 | 124 | 12 | 3.48 | 8.0 |
| CDH-23 | 170 | 172 | 2 | 0.08 | 82.0 |
| CDH-27 | 26 | 44 | 18 | 0.27 | 15.0 |
| CDH-28 | 116 | 120 | 4 | 1.16 | 9.0 |
| CDH-29 | 104 | 106 | 2 | 0.01 | 64.0 |
| CDH-31 | 70 | 72 | 2 | 1.32 | 2.0 |
| CDH-32 | 34 | 44 | 10 | 0.76 | 14.0 |
| CDH-32 | 78 | 82 | 4 | 0.01 | 68.0 |
| CDH-33 | 148 | 150 | 2 | 0.07 | 80.0 |
| CDH-34 | 34 | 40 | 6 | 1.82 | <1.0 |
| CDH-34 | 138 | 140 | 2 | 0.01 | 129.0 |
| CDH-34 | 180 | 184 | 4 | 0.25 | 395.0 |
| CSR-001 | 38 | 40 | 2 | 0.62 | <1.0 |

| Drill Hole | From (m) | To (m) | Interval (m) | Au (g/t) | Ag (g/t) |
|---|---|---|---|---|---|
| CSR-001A | 36 | 40 | 4 | 0.90 | <1.0 |
| CSR-001A | 88 | 90 | 2 | 0.60 | 0.5 |
| CSR-001A | 140 | 142 | 2 | 0.10 | 31.0 |
| CSR-001A | 180 | 186 | 6 | 0.20 | 41.0 |
| CSR-002 | 38 | 40 | 2 | 0.02 | 74.0 |
| CSR-002 | 52 | 76 | 24 | 1.10 | 23.0 |
| CSR-002 | 94 | 96 | 2 | 0.04 | 37.0 |
| CSR-002 | 134 | 136 | 2 | <0.01 | 46.0 |
| CSR-002 | 140 | 148 | 8 | 0.07 | 45.0 |
| CSR-002 | 152 | 154 | 2 | 0.07 | 67.0 |
| CSR-002 | 166 | 168 | 2 | 0.20 | 27.0 |
| CSR-002 | 172 | 178 | 6 | 1.70 | 16.0 |
| CSR-002 | 186 | 186.7 | 0.7 | 0.08 | 100.0 |
| CSR-003 | 90 | 92 | 2 | 0.01 | 100.0 |
| CSR-003 | 96 | 98 | 2 | 0.12 | 25.0 |
| CSR-003 | 148 | 150 | 2 | 0.02 | 26.0 |
| CSR-003 | 168 | 172 | 4 | 0.85 | 6.0 |
| CSR-006 | 138 | 140 | 2 | 0.50 | 1.6 |
| CSR-006 | 144 | 166 | 22 | 1.50 | 1.6 |
| CSR-006 | 222 | 228 | 6 | 0.70 | 1.4 |
| CSR-006 | 238 | 240 | 2 | 0.60 | 1.4 |
| CSR-008 | 34 | 36 | 2 | 0.40 | 3.0 |
| CSR-008 | 42 | 58 | 16 | 1.30 | 5.0 |
| CSR-008 | 72 | 76 | 4 | 0.10 | 24.0 |
| CSR-008 | 94 | 98 | 4 | 0.50 | 6.0 |
| CSR-008 | 122 | 128 | 6 | 1.20 | 3.0 |
| CSR-008 | 132 | 142 | 10 | 0.60 | 2.0 |
| CSR-008 | 152 | 154 | 2 | 0.90 | 1.0 |
| CSR-008 | 158 | 160 | 2 | 0.40 | 2.0 |
| CSR-008 | 190 | 194 | 4 | 0.70 | 1.0 |
| CSR-008 | 198 | 202 | 4 | 0.90 | 1.0 |
| CSR-008 | 236 | 238 | 2 | 0.60 | 1.0 |
| CSR-008 | 266 | 270 | 4 | 1.10 | <1.0 |
| CSR-008 | 294 | 298 | 4 | 2.50 | <1.0 |
| CSR-009 | 132 | 136 | 4 | 0.20 | 91.0 |
| CSR-010 | 28 | 32 | 4 | 0.04 | 26.0 |
| CSR-010 | 36 | 38 | 2 | 0.04 | 32.0 |
| CSR-010 | 42 | 46 | 4 | 0.03 | 43.0 |
| CSR-010 | 52 | 56 | 4 | 0.02 | 63.0 |
| CSR-010 | 74 | 84 | 10 | 0.90 | 14.0 |
| CSR-010 | 158 | 160 | 2 | 0.10 | 63.0 |
| CSR-010 | 166 | 202 | 36 | 1.30 | 26.0 |
| CSR-011 | 30 | 34 | 4 | 1.70 | 3.0 |
| CSR-011 | 42 | 46 | 4 | 0.60 | 2.0 |
| CSR-011 | 50 | 52 | 2 | 0.50 | 2.0 |
| CSR-011 | 76 | 84 | 8 | 0.40 | 13.0 |
| CSR-011 | 96 | 108 | 12 | 1.20 | 4.0 |
| CSR-011 | 112 | 114 | 2 | 1.80 | 3.0 |
| CSR-011 | 120 | 128 | 8 | 0.90 | 12.0 |
| CSR-011 | 146 | 148 | 2 | 0.02 | 100.0 |
| CSR-011 | 152 | 156 | 4 | 0.02 | 32.0 |
| CSR-012 | 26 | 28 | 2 | 1.80 | 8.0 |
| CSR-012 | 50 | 52 | 2 | 0.50 | 17.0 |

| Drill Hole | From (m) | To (m) | Interval (m) | Au (g/t) | Ag (g/t) |
|---|---|---|---|---|---|
| CSR-012 | 58 | 68 | 10 | 0.60 | 13.0 |
| CSR-012 | 94 | 110 | 16 | 2.10 | 2.0 |
| CSR-012 | 120 | 122 | 2 | 0.90 | 1.0 |
| CSR-012 | 140 | 160 | 20 | 0.70 | 2.0 |
| CSR-012 | 178 | 180 | 2 | 0.40 | 2.0 |
| CSR-012 | 316 | 318 | 2 | 0.40 | 1.0 |

# 12.0 SAMPLING METHOD AND APPROACH

The following description of the sampling methodology was modified by AMEC from Van Kerkvoort et al. (2008). Surface sampling and drill sampling methodology through the 2007-2008 field season was described in detail in Van Kerkvoort et al. (2008) and is summarized only in the current Technical Report.

## 12.1 Surface Sampling

No description of the sampling protocols for Anglo and Newcrest surface sampling remains available to Exeter. Anglo conducted an extensive rock chip sampling campaign along roadcuts and at bedrock exposures throughout the property area and collected soil samples on a grid in the Caspiche Central area. Newcrest also collected rock chip and soil samples during its tenure with the Caspiche property.

Exeter collected rock-chip samples during the 2005-2006 field season to confirm previously reported values and to gain a better understanding of the geological and mineralization environment. Outcrop, channel, and character samples were collected as part of this program.

The results from these surface sampling programs are not used in the mineral resource estimate in the current Technical Report.

## 12.2 Drill Sampling

### 12.2.1 Exeter

***Reverse Circulation Sampling***

RC sampling by Exeter has been consistently applied throughout the Exeter drill campaigns. Exeter has documented their RC sampling procedure in a document, written in Spanish, which is used to train drill sampling staff.

RC drill cuttings are sampled using a tricone or hammer bit via a cyclone at 1 m intervals. Sample material is collected at the drill rig in a large plastic bag, weighed, labeled and then transported to the Caspiche camp, located about 8 km from Caspiche Central. At Caspiche camp, the entire sample is manually split to one-eighth and seven-eighth fractions using a single pass through a triple stage riffle splitter. The one-eighth split is then weighed and set aside for compositing, while the seven-eighth reject sample is bagged. The one-eighth splits from each consecutive 1 m samples are combined to form the 2 m field composite for assaying.

The drill-bit diameter is recorded for each drill hole, which together with the sample weight, assists in the calculation of RC sample recovery. Average recovery from the 2007-2008 RC drilling campaign was 84.3 %.

***Diamond Drilling Sampling***

Core sampling by Exeter has also been consistently applied throughout the Exeter drill campaigns. Exeter has documented their diamond-drill sampling procedure in a document, written in Spanish, which is used to train drill sampling staff.

Diamond drilling by Exeter at Caspiche has employed HQ (6.35 cm), HQ3 (6.11cm), NQ (4.76 cm), and NQ3 (4.50 cm) diameter core tools.

HQ3 and NQ3 triple-tube core tools are used with oriented core. The triple-tube splits are removed from the core barrel and rolled into a spare split, where Exeter's trained field technicians fit the core together, measure the length of the recovered sample and continue the oriented line. The angle between the pin and ball mark is transferred to the core from the ring using specifically-designed protractors and marked as a red pencil line. The oriented core is then placed in a wooden core tray, where the end of the run is marked with a core block marked with hole depth. There is always a trained field technician at the rig to perform the core orientation and to record the preliminary core run recovery.

Exeter personnel transport the drill core from the drill site to Copiapó. To maintain the integrity of the core, the boxes are packed and fastened with belts in the back of the trucks.

Following logging and photographing, core is sawn in half in uniform 2 m intervals using a diamond saw. One half of the core interval is bagged for assay, and the other half is sealed with polyurethane varnish to prevent the oxidation of the sample and stored for future reference. Core samples for assay are placed in marked plastic bags, sealed and transported to the assay laboratory by Exeter personnel.

Average core recovery for the 2007-2008 drill program was 98%.

### 12.2.2 Newcrest

All Newcrest drilling at Caspiche was completed using RC drilling methods. All samples were collected in 2 m intervals. Details of RC drilling practices employed by Newcrest are not available to Exeter. In AMEC's opinion, it is reasonable to assume that Newcrest used industry-standard practices regarding drill-sampling procedures.

### 12.2.3 Anglo

Anglo drilling was conducted using air-rotary and RC methods. All samples were collected in 2 m intervals. Details of drilling practices employed by Anglo are not available to Exeter. In AMEC's opinion, it is reasonable to assume that Anglo used industry-standard practices regarding drill-sampling procedures. Air-rotary drilling is typically only used for reconnaissance exploration drilling, because the sampling method is highly susceptible to down-hole contamination from mineralized intercepts.

# 13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

## 13.1 Surface Samples

Newcrest rock samples were analyzed by ALS Geolab in Copiapó, Chile. Gold was assayed using standard 50 g fire assay with an atomic absorption finish, and other elements were determined by acid digestion and inductively coupled plasma (ICP) finish. The Exeter rock samples were analyzed at ALS Chemex in La Serena, Chile for gold by standard fire assay of a 50 g subsample and atomic absorption finish, and additional elements by ICP. ALS Chemex is an ISO 9001:2000 registered assay laboratory. External quality control samples were not inserted in surface sample batches. Surface samples are not included in the Caspiche mineral resource database and were not used for mineral resource estimation purposes.

## 13.2 Drill Samples

### 13.2.1 Exeter

***2006-2007 Drill Campaign***

All samples from the 2006-2007 Exeter drill campaign were assayed by ACME Laboratories (ACME) in Santiago, Chile. Samples were transported from the project site to Santiago using Estafeta, a contract transport group, and no sample loss was recorded. At ACME, samples were prepared by crushing 1 kg to 70% passing 2 mm (10 mesh ASTM-E11), splitting 250 grams and pulverizing it to 95% passing 0.106 mm (150 mesh Tyler) (ACME code R150). Gold was determined by fire assay on a 50 gram charge and atomic absorption finish (ACME code AuG6). Silver was determined by aqua regia digestion and atomic absorption finish (ACME code ICP-1D). Assays returning greater than 300 ppm silver were re-assayed by fire assay and gravimetric finish. Check assays of select intervals were completed at ALS Chemex in La Serena, Chile.

External standard reference materials (SRMs), coarse blanks, pulp duplicates, and check assays were used to control assay quality. A total of 160 quality control samples were inserted into the total sample stream of 1,784 samples submitted to ACME, for an insertion rate of 8.3%.

Exeter used four SRMs from Geostats Pty. Ltd. (Geostats), of Perth, Australia to control assay accuracy. The recommended values for these SRMs range between 0.82 g/t and 2.14 g/t gold and acceptably match the expected range of gold concentrations at Caspiche. AMEC reviewed the SRM results for the 2006-2007 drill campaign and found that the assay accuracy for ACME gold assays is acceptable.

The SRMs were not certified for copper and thus the copper values were not monitored for assay accuracy.

Of 80 blanks assayed during the campaign, only three returned values greater than 0.03 g/t gold (six times the lower detection limit for gold), and the maximum value was 0.07 g/t gold.

A total of 53 samples were assayed in duplicate by ACME. AMEC reviewed the pulp duplicate sample results and found that the ACME assay precision for gold is acceptable. Ninety percent of the pulp duplicate pairs have absolute relative differences less than 30%.

A total of 54 samples were assayed at ACME and ALS Chemex. AMEC reviewed the check assays and found no significant bias exists between the ACME and ALS Chemex results for gold.

In AMEC's opinion the ACME gold assays from the 2006-2007 drill campaign are adequately accurate and precise and are acceptable for purposes of mineral resource estimation.

***2007-2008 Drill Campaign***

All samples from the 2007-2008 drilling program were prepared and assayed by ALS Chemex in La Serena, Chile. RC samples were prepared as shown in Table 13-1.

**Table 13-1: RC Sample Preparation Procedure for 2007-2008 Exeter Drill Samples.**

| Step | Procedure |
|---|---|
| 1 | Sample receipt and verification |
| 2 | Dry entire sample at 110° C |
| 3 | Jaw-crush entire sample to 70% passing 10 mesh |
| 4 | Homogenize and riffle split 250 g of -10 mesh material |
| 5 | Pulverize 250 g subsample to 85% passing 200 mesh |

The core sample preparation procedure was refined several times during the program to provide coarse material for metallurgical samples. The first 676 m of core hole CSD-014 were prepared and assayed as were RC samples. However, the procedure was changed for the last 65 m of CSD-014 from 676 to 740.67 (total depth), and for holes CSD-015, and CSD-016, to that shown in Table 13-2.

**Table 13-2: Refined DD Sample Preparation Procedure for Exeter Drill Samples.**

| Step | Procedure |
|---|---|
| 1 | Sample receipt and verification |
| 2 | Dry entire sample at 110° C |
| 3 | Jaw-crush entire sample to 70% passing 6 mm |
| 4 | Homogenize and riffle split 1 kg of -6 mm material |
| 5 | Pulverize 1 kg subsample to 85% passing 200 mesh |
| 6 | Riffle split 250 g subsample of -200 mesh material for analysis |

The sample preparation procedure was refined again for drill holes CSD-018 through CSD-026 as shown in Table 13-3.

**Table 13-3: Further Refined DD Sample Preparation Procedure for Exeter Drill Samples.**

| Step | Procedure |
|---|---|
| 1 | Sample receipt and verification |
| 2 | Dry entire sample at 110° C |
| 3 | Jaw-crush entire sample to 70% passing 9.5 mm |
| 4 | Homogenize and riffle split 1 kg of -9.5 mm material |
| 5 | Pulverize 1 kg subsample to 85% passing 200 mesh |
| 6 | Riffle split 250 g subsample of -200 mesh material for analysis |

All RC and core samples were assayed for gold by fire assay of a 50 g subsample and an atomic absorption finish (ALS Chemex code Au-AA24). Samples reporting greater than 1 g/t gold were re-assayed to provide a check on the original assay. Copper and silver were assayed by four acid (total) digestion and atomic absorption finish (ALS Chemex codes Cu-AA62 and Ag-AA62). Fifty-one additional elements (including copper and molybdenum) were determined on all samples using aqua-regia digestion and ICP-MS (ALS Chemex code ME-MS41).

SRMs, coarse blanks, and duplicates were used to control assay quality. SRMs, blanks, and coarse duplicates were inserted at a rate of 1 in 20 for core samples, and 1 in 30 for RC samples.

Exeter used SRMs from Geostats to control assay accuracy. The recommended values for these SRMs range between 0.6 g/t and 0.8 g/t gold and acceptably match the expected range of gold concentrations at Caspiche. AMEC reviewed SRM results from the 2007-2008 drill campaign and found the ALS Chemex assay accuracy for gold to be acceptable. Of 65 SRMs assayed, 86% were within acceptable limits, and there was no significant bias in the results.

AMEC review of pulp duplicate assays found that ALS Chemex precision for gold is acceptable. Of 40 pairs of pulp duplicates assayed, greater than 97.5% were within 10% absolute relative difference.

Of 66 blanks assayed, all returned gold values less that three times the lower detection limit (0.005 g/t).

In AMEC's opinion, the ALS Chemex gold assays from the 2007-2008 drill campaign are adequately accurate and precise and are acceptable for use in mineral resource estimation.

***2008-2009 Drill Campaign***

Sample preparation and assaying for the 2008-2009 drill campaign remained much the same as it was at the end of the 2007-2008 drill campaign. Sample preparation was performed as shown in Table 13-3. Assaying for gold was by fire assay of a 50 g subsample and an atomic absorption finish (ALS Chemex code Au-AA24). Copper was assayed by four acid (total) digestion and atomic absorption finish (ALS Chemex codes Cu-AA62). Fifty-one additional elements (including copper and molybdenum) were determined on all samples using aqua-regia digestion and ICP-MS (ALS Chemex code ME-MS41). Silver was not assayed by total digestion during this campaign, but it is included in the ME-MS41 multi-element aqua-regia package. Samples reporting greater than 2 g/t gold (instead of 1 g/t in 2007-2008) were re-assayed to provide a check on the original assay.

SRMs, coarse blanks, duplicates, and check assays were used to control assay quality and were inserted at a rate of 1 in 40 for samples.

AMEC reviewed 35 SRM results from ALS Chemex during the 2008-2009 drill campaign through December 2008 and found the assay accuracy for gold to be acceptable. Recommended values for the Geostats SRMs ranged between 0.24 g/t and 1.48 g/t gold and are appropriate for the range of gold values expected at Caspiche. Several SRMs returned unacceptably low values during the campaign, but the affected batches were reassayed with acceptable results and the assays replaced in the Exeter database.

All 20 blank samples reported gold concentrations below two times the lower detection limit (0.01 g/t gold) and thus there is no evidence of significant carry-over contamination in the ALS Chemex gold assays.

Pulp duplicate and check assay samples will be submitted at the end of the 2008-2009 drill program and were thus not available for review by AMEC.

In AMEC's opinion, the ALS Chemex gold assays from the 2008-2009 drill campaign are adequately accurate and are acceptable for use in mineral resource estimation.

### 13.2.2 Newcrest

Specific details regarding the sample preparation and assay methodology for the Newcrest drill samples are not available to Exeter. Drill samples were assayed for gold, silver, and copper at ALS Geolab in Copiapó, Chile. The quality control program consisted of external standards and blanks sent to ALS Geolab, and check assays sent to ACME Laboratories and SGS Laboratories in Santiago, Chile. ACME and SGS are ISO 9001 registered assay laboratories. The ACME checks reportedly produced systematically higher (bias not quantified) gold values than those from ALS Geolab (Van Kerkvoort et al., 2008). This indicates that the Newcrest gold assays may be biased low and thus may underestimate the true gold grade of the Newcrest intercepts.

### 13.2.3 Anglo

Specific details regarding the sample preparation and assay methodology for the Anglo drill samples are not available to Exeter. Drill samples were assayed for gold, silver, and copper at ALS Geolab in Copiapó, Chile. ALS Geolab assay certificates show the laboratory performed duplicate assays every five samples and included standards in each batch. Anglo reports did not mention any significant issues with assay quality (Van Kerkvoort et al., 2008).

# 14.0 DATA VERIFICATION

In order to verify the exploration data collected by Exeter and previous operators for the Caspiche property, AMEC audited the mineral resource database, checked the location of drill holes in the field, and sampled and assayed select drill core intervals.

## 14.1 Mineral Resource Database Audit

AMEC performed an audit of the Caspiche mineral resource database to verify that the database entries match the original records and that no significant transcription errors occurred in generating the digital database. AMEC checked select records from the collar, down-hole survey, lithology, and assay tables in the database against original records in the drill hole binders located in the Copiapó office. Original records of the Newcrest drill hole data are not available to Exeter and thus were not audited by AMEC.

AMEC checked the database coordinates for twelve Exeter drill holes against the original records in the drill-hole binders located in the Copiapó office. Discrepancies were found for one drill hole, where the easting and northing coordinates for CSD015 in the database were slightly off (0.05 m in easting and 0.40 m in northing).

Down-hole survey records in the database were checked against the original Reflex tickets recorded by Major Drilling for five Exeter diamond drill holes. Exeter RC Drill-holes were not surveyed down-hole. Out of 318 down-hole survey values checked (depth, azimuth, and inclination for 106 measurements), one error was located for an error rate of 0.3%.

AMEC checked lithology, alteration, mineralization, and oxidation records in the database against the handwritten logs in the drill binders for a select group of Exeter and DD and RC drill holes. No errors were found in the 165 values checked for an error rate of <0.6%.

Assay records in the database were checked against the original assay certificates for 5% of the Exeter assay records. AMEC audited all intervals reporting greater than 2 g/t gold, all intervals greater than 0.6% copper, and a random selection of the remaining intervals. A total of five errors were found out of 966 values checked, for an error rate of 0.5%.

AMEC considers a database error rate of less than 1.0% to be acceptable. In AMEC's opinion, the Caspiche mineral resource database is adequately free of data entry errors and is acceptable for use in mineral resource estimation.

## 14.2 Data Quality

During the site visit, AMEC collected handheld GPS location readings at several drill hole locations in the Caspiche Central area to verify the accuracy of the drill hole coordinates in the mineral resource database (Table 14-1).

**Table 14-1: AMEC Drill Hole Collar Checks**

| Drill Hole | Exeter Easting (m) | Exeter Northing (m) | AMEC Easting (m) | AMEC Northing (m) | Difference Easting (m) | Difference Northing (m) |
|---|---|---|---|---|---|---|
| CSD015 | 470,623.85 | 6,937,351.40 | 470,648 | 6,937,300 | 24.15 | -51.40 |
| CSD016 | 470,815.60 | 6,937,220.14 | 470,832 | 6,937,187 | 16.40 | -33.14 |
| CSD024 | 470,948.00 | 6,937,602.00 | 470,974 | 6,937,564 | 26.00 | -38 |
| CSR023 | 470,794.80 | 6,936,993.44 | 470,823 | 6,936,957 | 28.20 | -36.44 |
| SHC07 | 471,042.19 | 6,937,566.04 | 471,051 | 6,937,517 | 8.81 | -49.04 |
| SPC03 | 470,952.71 | 6,937,578.66 | 470,968 | 6,937,531 | 15.29 | -47.66 |
| CDH-03 | 470,767.51 | 6,937,410.50 | 470,783 | 6,937,368 | 15.49 | -42.50 |

Significant differences were noted between the Exeter and AMEC collar coordinates. AMEC handheld GPS coordinates were collected using the PSAD56 datum, which is a general transform that can be up to 50 m different from the more precise Instituto Geográfico Militar 26° to 36° transform used by Exeter (Galaz, 2008). Surveyors for Exeter use a Leyca TC 600 total station unit with centimeter accuracy to survey drill hole collars. AMEC compared Exeter surveyed collar locations with drill pads on georeferenced digital images, and found the collar locations to be acceptably accurate. In AMEC's opinion, the accuracy of the Caspiche drill hole coordinates is adequate to be used for mineral resource estimation.

During the site visit, AMEC selected six Exeter drill hole intervals for check assaying to confirm the presence of gold and copper in the Caspiche drill core. Mineralized intervals at various depths were selected from the three most significant drill holes available at the time (CSD014, CSD015, and CSD016). Exeter split (sawn quarter-core), sampled, and bagged the core under AMEC supervision and AMEC submitted the samples to ACME Laboratories in Santiago, Chile for assaying. ACME assayed gold by standard 30 g fire assay and atomic absorption finish (ACME code G6), and copper by four-acid total digestion and atomic absorption (ACME code 8TD). ACME is an ISO 9001:2000 registered assay laboratory.

Table 14-2 is a summary of the AMEC check sampling of Caspiche drill core, and shows the assay results from the original Exeter half-core sampling and the AMEC quarter-core sampling. A single SRM submitted with the check samples reported good assay accuracy for gold and copper.

**Table 14-2: Summary of AMEC Check Sampling of Caspiche Core.**

| Drill Hole | Interval (m) | Exeter Au (g/t) | Exeter Cu (%) | AMEC Au (g/t) | AMEC Cu (%) |
|---|---|---|---|---|---|
| CSD014 | 242-244 | 0.41 | 0.33 | 0.55 | 0.4 |
| CSD015 | 440-442 | 0.51 | 0.31 | 0.50 | 0.29 |
| CSD015 | 600-602 | 1.16 | 0.38 | 1.16 | 0.39 |
| CSD016 | 221-223 | 0.78 | 0.40 | 0.79 | 0.40 |
| CSD016 | 381-383 | 1.18 | 0.45 | 1.62 | 0.54 |
| CSD016 | 461-463 | 1.52 | 0.51 | 1.68 | 0.38 |

The assay results shown in Table 14-2 confirm the presence of gold and copper in Exeter Caspiche drill core. AMEC assay results also agree reasonably well with Exeter assay results.

## 14.3 2006 Exeter Data Verification Program

In March 2006, Exeter collected seven rock chip samples to verify anomalous metal concentrations on the Property, reported by previous operators. The seven samples reported high concentrations of silver (7.5 g/t to 242 g/t), but only one sample yielded greater than 0.1 g/t gold at 0.928 g/t. Because only seven rock chip samples were collected, AMEC does not consider the lack of gold in these samples to be a significant problem. Subsequent drilling by Exeter has verified the existence of significant gold on the Property.

## 15.0 ADJACENT PROPERTIES

The Santa Cecilia epithermal high-sulphidation gold and silver prospect is located immediately west of the Caspiche property. Mineralization is hosted in Miocene volcanic rocks similar to those at Caspiche. Santa Cecilia was explored by Anglo between 1985 and 1987. Its exploration work consisted of geological mapping, soil and rock geochemistry sampling, road building, trenching, trench sampling, and diamond drilling. In 1988, Anglo sold the project to Compania Minera Santa Cecilia. Gold occurs both in veins and in breccias. The Tío Rubio vein is about 40 cm wide and grades up to 150 g/t gold, and contains visible gold in hand specimens. Massive enargite-gold-quartz breccias can contain up to 16 g/t gold, and zones of quartz-free, gold-alunite-enargite-arsenopyrite mineralization in crackle breccia generally grade between 3.0 g/t and 7.0 g/t gold (personal communication, Justin Tolman, 2009).

The authors have not verified this information and readers are cautioned that this information from the adjacent property is not necessarily indicative of the mineralization on the Caspiche property.

# 16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

The following description of the metallurgical testwork completed on the Caspiche property was modified by AMEC from Van Kerkvoort et al. (2008) and Perkins (2009).

## 16.1 Exeter 2008 Metallurgical Testwork

In August 2008, Exeter selected 12 drill hole intervals from Caspiche Central oxide and sulphide mineralized intercepts for metallurgical testwork. This work is currently in progress.

Six oxide and six sulphide intervals were selected for testing. Oxide intervals were sent to McClelland Laboratories in Reno, Nevada and are shown in Table 16-1. McClelland is a metallurgical laboratory with extensive experience in precious metals metallurgy and process, and a good reputation with the local mining industry; however, it is not a certified laboratory.

Oxide intervals of 50 m were selected using a nominal cut-off grade of 0.35 g/t gold. All samples were HQ (6.35 mm) diameter quarter-core. Testwork to be completed at McClelland includes:

- Conventional bottle-roll cyanide tests at two sizes: -13 mm and -1.7 mm
- Column leaching of two -13 mm composite samples: advanced-argillic altered porphyry and patchy argillic-altered andesite with agglomeration testing will be conducted prior to leaching
- Head assays for gold and copper
- Multi-element ICP, whole-rock geochemistry, and carbon and sulphur speciation.

Sulphide intervals were sent to G & T Laboratories (G&T) of Kamloops, Canada. G&T is an ISO 9001 registered laboratory (Table 16-2). Fifty meter intervals were selected using a nominal cut-off grade of 0.35 g/t gold and 0.20% copper. The goal of the sulphide testing is to identify and characterize the minerals present, and to perform scout flotation work. Each of the six intercepts weighed between 60kg and 75kg. Each interval will undergo detailed head analysis and a complete modal analysis after sample preparation. Three grind calibration tests will also be carried out. G&T management will then decide the grind and flotation test regime and carry out one rougher and two rougher-cleaner tests with detailed product analyses.

**Table 16-1: Oxide Intercepts Selected for Metallurgical Testwork**

| Drill hole | Distance down-hole | | | Assay | Rock Type | Alteration Type |
|---|---|---|---|---|---|---|
| | From (m) | To (m) | Length (m) | Au (g/t) | | |
| CSD 14 | 0 | 40 | 40 | 0.84 | Volcanic Andesite with silica ledges | PAA - Patchy Advanced Argillic |
| CSD 14 | 40 | 126 | 86 | 0.49 | Volcanic Andesite | PAA |
| CSD 15 | 72 | 110 | 38 | 0.40 | Early Diorite Porphyry | AAP - Advanced Argillic over Potassic |
| CSD 16 | 111 | 165 | 54 | 0.47 | Quartz Diorite Porphyry | AAP |
| CSD 24 | 93 | 151 | 58 | 0.40 | Volcanic Andesite | PAA |
| CSD 25 | 36 | 212 | 176 | 0.64 | Volcanic Andesite | PAA |

**Table 16-2: Sulphide Intercepts Selected for Metallurgical Testwork**

| Drill hole | Distance down-hole | | | Assays | | Rock Type | Alteration Type |
|---|---|---|---|---|---|---|---|
| | From (m) | To (m) | Length (m) | Au (g/t) | Cu (%) | | |
| CSD 14 | 388 | 456 | 68 | 0.53 | 0.29 | Quartz Diorite porphyry | Advanced argillic alteration |
| CSD 15 | 450 | 500 | 50 | 1.01 | 0.32 | Early Diorite porphyry | K-spar flooding - Chlorite after secondary biotite + hematite after magnetite |
| CSD 16 | 251 | 301 | 50 | 1.80 | 0.49 | Early diorite porphyry | Advanced argillic overlapping earlier potassic |
| CSD 16 | 401 | 451 | 50 | 1.31 | 0.51 | Early diorite porphyry | Intermediate argillic overlap |
| CSD 16 | 625 | 675 | 50 | 0.82 | 0.35 | Microdiorite porphyry | Potassic with magnetite |
| CSD 25 | 250 | 300 | 50 | 1.41 | 0.35 | Early diorite porphyry | Potassic with K-spar flooding overlapped by intermediate argillic |

## 16.2 Exeter 2007 Metallurgical Testwork

### 16.2.1 Caspiche III

In March 2007, Exeter submitted individual 2 m samples from three intervals of RC drill holes CSR-002 and CSR-006 from the Caspiche III area to ACME in Santiago, Chile for conventional bottle-roll cyanide testing for gold recovery. ACME (ACME procedure AAS 035) used 200 g of pulverised sample in 600 ml of 1g/l NaOH and 10g/l NaCN solution and compared the gold in solution after 24 hours of bottle-roll leaching with the result from a 50 g gold fire assay. ACME is an ISO 9001:2000 registered laboratory.

Two of the intervals were of oxidized material and averaged 93% gold recovery. The other interval was from the sulphide zone and averaged 27% gold recovery. Cyanide consumption was high, reported at 1.5 kg/t for one of the oxide intervals and 0.4 kg/t for the other.

#### 16.2.2 Caspiche Central

In April 2007, a total of 15 nominal 20 m RC composite samples from drill hole CSR-013 in the Caspiche Central area were submitted to SGS Laboratories (SGS) in Santiago, Chile for preliminary bottle roll cyanide leach tests for gold recovery. SGS is an ISO 9001 registered laboratory.

Gold recovery for oxide composite samples was generally high, averaging 90%. Gold recovery for sulphide composite samples by cyanide was significantly lower, averaging 60%. Lime consumption was high in the oxide zone and cyanide consumption was high for oxide composites (averaging 1.5 kg/tonne) and sulphide composites (3 kg/t to 5 kg/t). High levels of copper consume cyanide in the sulphide composites, but copper concentrations are low in the oxide composites and do not affect reagents.

### 16.3 Newcrest 1997 Metallurgical Testwork

In 1997, Newcrest submitted coarse reject material from thirty-one 2 m intervals from six shallow oxide intercepts from four RC drill holes in the Caspiche Central area to SGS in Santiago for cyanide leach testing. All samples were between 18 m and 90 m down hole. Gold head grades for the six intercepts ranged between 0.40 g/t and 1.44 g/t gold.

A two hour beaker-agitation cyanide leach test was first conducted on 50 g of nominal 150 mesh pulverized material from each individual 2 m sample interval. The tests were carried out using 100 ml of 10 g/l NaCN solution at 40°C. The leach solution was assayed for gold and compared to the head assay (50 g fire assay) to determine the gold recovery value for each sample. These tests indicate the upper limit of gold recovery because the tests used small quantities of finely ground material with strong cyanide solution concentrations. Gold recovery from this test ranged from 74.5% to 87.5% and averaged 83.2%.

Six composite samples, each representing a distinct drill intercept, were then prepared from the 31 individual samples. Bottle roll cyanide leach tests were conducted on 2 kg of -10 mesh material from each composite for a 72 hour period using 2,000 ml of 1 g/l NaCN solution. Solution samples were removed at 2, 4, 8, 12, 16, 24, 36, 48, and 72 hours in order to establish leaching kinetics. The heads and tails were filtered (tails

only), dried, and pulverized to -150 mesh before being analyzed in duplicate for gold and silver by fire assay using 50 g charges. Gold recovery at the end of 72 hours ranged from 75.5% to 87.5% and averaged 82.9%.

# 17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATE

Based upon lithological and alteration interpretations completed by Exeter, AMEC generated a mineral resource model and estimated mineral resources for the Caspiche Central deposit of the Caspiche property. AMEC estimated gold and total copper grades using inverse distance squared (ID2) estimation methods and tabulated the resources within a combined break-even open pit and underground resource shapes. Because of limited drilling information and uncertainties in the geological model and grade estimation, AMEC classified the Caspiche mineral resources in the Inferred category. The economic parameters used to define the open pit and underground resource shells were obtained from benchmark analysis of similar projects in Chile. This is the first CIM compliant resource estimation completed for the Caspiche property.

The Caspiche mineral resource estimate was prepared under the supervision of Mr. Rodrigo Marinho, CPG-AIPG, AMEC Principal Geologist, and Francisco Castillo, AMEC Senior Modeler. The mineral resource estimates were prepared under Canadian Institute of Mining Metallurgy and Petroleum (CIM) Definition Standards (2005) and CIM Best Practice Guidelines for preparing mineral resources and mineral reserves.

Although significant concentrations of silver are encountered in some drill holes at Caspiche, silver was not estimated as part of the current mineral resource because it is not considered material to the Property at this stage. The value of silver to the Caspiche property will be reevaluated in future work.

## 17.1 Drilling Database

Exeter provided AMEC with a Microsoft Access® database containing all drilling information on the Caspiche property. AMEC imported the collar, survey, lithological, and assay data into GEMS (version 6.13), a commercial mining software program. GEMS® validation routines were used to check for overlapping intervals, missing intervals, and consistent drill hole lengths between tables, and no errors were reported.

A total of 17,136.42 m of drilling in 52 drill holes have been completed at Caspiche Central (Table 11-1). Table 17-1 is a summary of the drill holes that were used for the current mineral resource estimate.

Table 17-1: Summary of Drill Data used for the Caspiche Mineral Resource Estimate

| Campaign | No. Holes | Min. Length (m) | Max. Length (m) | Avg. Length (m) | Total (m) |
|---|---|---|---|---|---|
| Newcrest | 13 | 100 | 332.00 | 235.38 | 3,060.00 |
| Exeter | 18 | 73 | 1,070.10 | 550.91 | 9,916.42 |
| **Total** | **31** | **73** | **1,070.10** | **393.14** | **12,976.42** |

Anglo drill holes were not used for mineral resource estimation purposes at Caspiche Central because of uncertainty regarding the drilling, sampling, and assaying methodologies used by Anglo in their drill campaigns (see Section 11.1). Also, three isolated drill holes (CDH-10, CDH-11, and CSD-18) were removed from the Caspiche mineral resource database because of their distance from the main drill pattern. The cut-off date for drill hole information in the resource model database was 22 December 2008. Because of this cut-off date, only the first 216 m of assays from drill hole CSD-031 (total depth is 628.5 m) were included in the mineral resource database, and drill holes CSD-032, and CSD-033 were excluded from the mineral resource database.

AMEC received digital topography from Exeter in the form of 10 m spaced contour lines that were the product of a photo-interpretation. AMEC imported the contours into GEMS® and compared surveyed drill hole collar elevations against the topographic surface and found that significant differences did occur. AMEC updated portions of the topographic surface using surveyed drill hole collar elevations to correct this problem, and created a final topographic surface.

## 17.2 Lithological Model and Definition of Domains

AMEC was provided with preliminary triangulated solid models representing the Caspiche lithological units. AMEC sliced the solids with vertical sections and level plans. Sections were oriented at azimuth 057° (northeast) and spaced 100 m apart. Bench plans were created at 50 m intervals. Surfaces representing the major fault structures were also provided by Exeter.

AMEC reconciled interpreted shapes on vertical sections and level plans and constructed solid models for the main lithological units; diorite porphyry (DP), quartz-diorite porphyry (QDP), microdiorite porphyry (MDP), and felsic tuffaceous rocks (FP). AMEC did not complete a new interpretation for the lithological model, but constructed more robust lithological solids based upon the reconciled vertical sections and level plans.

The lithological solids provide the main support for the estimation domains. Table 17-2 summarizes the lithological domains used for the modeling. The three-dimensional

**Table 17-2: Lithological Unit Description**

| Domain | Description |
|---|---|
| DP | Diorite porphyry (main host rock for mineralization) |
| QDP | Quartz-diorite porphyry (late and lower grade) |
| MDP | Microdiorite porphyry |
| FP | Felsic tuffaceous volcanic rocks |

block model was coded for lithology using the lithology solids. Blocks are coded on a whole block basis based upon block majority. Resource model blocks between the geological solids and the land surface were coded as gravel.

In order to validate the three-dimensional lithological model, AMEC back-tagged drill holes with the lithology solids and compared the total length of each lithological unit from the original logs to the total length of each lithological unit from the model. Results are summarized in Table 17-3. It is AMEC's opinion the differences are acceptable for this level of study.

**Table 17-3: Comparison of Lithological Model to Logged Lithology**

| Unit | Original Log (m) | | Lithological Model (m) | |
|---|---|---|---|---|
| GL | 769 | 6% | 647 | 5% |
| FP | 4,108 | 35% | 3,734 | 31% |
| QDP | 2,225 | 19% | 2,841 | 24% |
| MDP | 2,200 | 19% | 2,033 | 17% |
| DP | 2,064 | 17% | 2,637 | 22% |
| Others | 525 | 5% | - | 0% |
| **Total** | **11,892** | **100%** | **11,892** | **100%** |

Exeter also provided AMEC with an oxidation model consisting of two shapes representing oxide and sulphide material. Exeter used core logging information (mainly sulphide descriptions) to define the oxide-sulphide boundary. AMEC checked the oxide and sulphide solids against the database coding and found it to be acceptable.

AMEC defined the estimation domains using both the lithological and oxidation three-dimensional models. Sub-divisions of the lithological domains were created based upon the oxide and sulphide solids. For example, estimation domains were created for the diorite porphyry oxide and diorite porphyry sulphide sub-divisions.

## 17.3 Composites

The nominal sample length for assays is 2 m, and only nine samples exceed 6 m in length. AMEC regularized the drilling data by compositing the drill hole data into 6 m lengths. The composites honor the lithological contacts.

AMEC back-tagged the 6 m composites using the lithology solid shapes. The composites were also back-tagged with the oxide and sulphide solids.

## 17.4 Exploratory Data Analysis

***Basic Statistics***

AMEC prepared summary statistics for composites for gold and copper by lithological units. Statistics are summarized in Tables 17-4 and 17-5 respectively. See Table 17-2 for a description of each lithological code.

**Table 17-4: Basic Statistics for Gold Composites by Lithological Unit**

| Lithology | No. Comp. | Min. Au (g/t) | Max. Au (g/t) | Mean Au (g/t) | Std Dev | Coef.Var. |
|---|---|---|---|---|---|---|
| DP | 451 | 0.087 | 2.948 | 0.846 | 0.429 | 0.506 |
| FP | 912 | 0.000 | 6.600 | 0.357 | 0.438 | 1.225 |
| MDP | 344 | 0.037 | 1.294 | 0.452 | 0.217 | 0.480 |
| QDP | 487 | 0.000 | 1.734 | 0.336 | 0.323 | 0.961 |

**Table 17-5: Basic Statistics for Copper Composites by Lithological Unit**

| Lithology | No. Comp | Min. (Cu%) | Max. (Cu%) | Mean (Cu%) | Std Dev | Coef.Var. |
|---|---|---|---|---|---|---|
| DP | 451 | 0.004 | 0.807 | 0.294 | 0.156 | 0.532 |
| FP | 912 | 0.000 | 0.716 | 0.054 | 0.100 | 1.833 |
| MDP | 344 | 0.008 | 0.505 | 0.201 | 0.106 | 0.529 |
| QDP | 487 | 0.000 | 0.865 | 0.141 | 0.154 | 1.089 |

AMEC constructed box plots for gold and copper composites (Figures 17-1 and 17-2). The box plots illustrate the gold and copper distributions for the different lithological

**Figure 17-1: Box Plot for Gold – Composites 6 m**


DP
FP1
MDP
QDP
100.0
10.0
1.0
0.1
0.01
0.001
Au (ppm)

| | DP | FP1 | MDP | QDP | |
|---|---|---|---|---|---|
| **Number of data** | 446 | 888 | 344 | 410 | **Number of data** |
| **Mean** | 0.848 | 0.352 | 0.455 | 0.392 | **Mean** |
| **Maximum** | 2.948 | 6.6 | 1.294 | 1.734 | **Maximum** |
| **Upper quartile** | 1.042 | 0.49 | 0.611 | 0.591 | **Upper quartile** |
| **Median** | 0.764 | 0.253 | 0.431 | 0.327 | **Median** |
| **Lower quartile** | 0.548 | 0.109 | 0.281 | 0.16 | **Lower quartile** |
| **Minimum** | 0.087 | 0.005 | 0.037 | 0.01 | **Minimum** |
| **Variance** | 0.1836 | 0.1437 | 0.0468 | 0.0987 | **Variance** |
| **CV** | 0.505 | 1.078 | 0.476 | 0.801 | **CV** |
| **Skewness** | 1.215 | 4.411 | 0.549 | 1.047 | **Skewness** |

units. AMEC observed that the microdiorite porphyry (MDP) and quartz-diorite porphryry (QDP) rocks have a similar distribution for gold, but the QDP unit has a higher spread. The felsic volcanic rocks (FP) have a similar mean as QDP but a high coefficient of variation (CV).

The box plots for copper display different distributions between the lithological units. The DP unit is preferentially mineralized (has a higher mean) in both copper and gold.

Box plots were not completed by oxidation type.

**Figure 17-2: Box Plot for Copper – Composites 6 m**


DP
FP1
MDP
QDP
Cu (%)
1.0
0.1
0.01
0.001

| | DP | FP1 | MDP | QDP | |
|---|---|---|---|---|---|
| Number of data | 446 | 864 | 344 | 410 | Number of data |
| Mean | 0.296 | 0.055 | 0.201 | 0.167 | Mean |
| Maximum | 0.807 | 0.716 | 0.505 | 0.865 | Maximum |
| Upper quartile | 0.41 | 0.057 | 0.269 | 0.266 | Upper quartile |
| Median | 0.284 | 0.01 | 0.202 | 0.139 | Median |
| Lower quartile | 0.195 | 0.008 | 0.124 | 0.025 | Lower quartile |
| Minimum | 0.004 | 0.001 | 0.008 | 0.002 | Minimum |
| Variance | 0.0243 | 0.0096 | 0.0111 | 0.0237 | Variance |
| CV | 0.526 | 1.787 | 0.524 | 0.922 | CV |
| Skewness | 0.138 | 3.214 | 0.155 | 1.078 | Skewness |

In general, the summary statistics show low variability of gold and copper grades in the main units, DP, MDP and QDP. The homogeneous distribution is also indicated by the low CV values.

This homogeneity can also be observed in the cumulative frequency distributions. AMEC completed histograms and probability plots for gold and copper composites by lithology and oxidation type. Figure 17-3 illustrates the cumulative frequency distribution of gold for the DP unit.

**Figure 17-3: Cumulative Frequency Distribution for Gold - DP unit (6 m composites)**


10
1.0
0.10
0.010
Au(ppm)
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability (percent)

***Contact Analysis***

AMEC constructed contact profiles to analyze the grade behaviour at the lithological boundaries. The analysis defined both hard and soft contacts. The results are summarized in Table 17-6. Hard and soft contacts are important for the grade estimation plan. Soft contacts permit sample sharing from two adjacent lithology units during the grade estimation. Hard contacts do not permit sample sharing.

**Table 17-6: Contact Analysis Matrix**

| | Composites | | | |
|---|---|---|---|---|
| **Blocks** | **DP** | **FP** | **MDP** | **QDP** |
| **DP** | - | Hard | Soft | Hard |
| **FP** | Hard | - | Hard | Hard |
| **MDP** | Soft | Hard | - | Soft |
| **QDP** | Hard | Hard | Soft | - |

The analysis was completed for gold and copper composite values. Similar results were observed for both elements. Figure 17-4 shows an example of a contact plot between the DP and MDP units. Although the means are different, the contact was

interpreted to be soft because the mean grades of the pairs close to the contact are similar.

**Figure 17-4: Contact Plot for Au – *DP/MDP***


DP (200)
N = 602
mean = 0.74
MDP (600)
N = 344
mean = 0.45
Au (ppm)
1.000
0.900
0.800
0.700
0.600
0.500
0.400
0.300
0.200
0.100
-48 -42 -36 -30 -24 -18 -12 -6 0 6 12 18 24 30 36 42 48
Distance From Contact, m

## 17.5 Variography

AMEC used Sage2001 software to construct down-the-hole and directional correlograms for the main lithological units for gold. The correlograms show a very long range parallel to the dominant drill direction. No structure was observed in the other directions. AMEC believes this is an artificial effect, which may be due to the sparse drilling at Caspiche.

Due to the poor correlogram models, AMEC used an inverse distance methodology for grade estimation at Caspiche.

## 17.6 Restriction of Extreme High Grade Values

AMEC evaluated probability plots to define grade outliers. Outlier values can impact the grade estimation and cause an overestimation of grades. Figure 17-3 is a probability plot for gold for the DP unit.

In general, the probability plots indicate that outlier values occur above in the upper 1% to 3% of the distribution. AMEC applied outlier restriction using a restricted search ellipse. The grade and distance thresholds for the outlier restriction were defined for gold and copper by domain and are summarized in the estimation plan (Tables 17-8 and 17-9 respectively).

The outlier restriction is applied during the block grade estimation. High-grade samples are permitted to estimate grades for blocks within the defined distance thresholds.

## 17.7 Block Model Dimensions and Grade Estimation

The block model consists of regular blocks (25 m x 25 m x 12 m) and is rotated to a 057° azimuth (Table 17-7).

**Table 17-7: Block Model Dimensions**

| Coordinate | Minimum (m) | Maximum (m) | Block Dimensions (m) | Number of Blocks |
|---|---|---|---|---|
| Easting | 470,497.178 | 473,272.178 | 25 | 111 |
| Northing | 6,935,520.683 | 6,937,970.683 | 25 | 98 |
| Elevation | 3,190 | 4,810 | 12 | 135 |

***Estimation Plan***

AMEC estimated gold and copper grades by lithological domains using inverse distance squared (ID2) estimation. The grade estimation was completed in two passes. The estimation parameters are summarized in Tables 17-8 and 17-9. Sample sharing is based upon the matrix determined from contact profiles and statistical analysis for the lithology domains.

AMEC defined a single search orientation for all domains based upon geological trends and grade continuity observed from the visual inspection of drill hole data. The ellipse is isotropic in the XY plane and is elongated in the vertical direction.

**Table 17-8: Estimation Parameters for Gold**

| Domain | Pass | Search Ellipse | | | | | | High Grade Search | | | | Min. No. Comp. | Max. No. Comp. | Max. Comp. per Hole. |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Rotation (°) | | | Ranges(m) | | | Grade Limits (g/t) | Range (m) | | | | | |
| | | Z | Y | Z | X | Y | Z | | X | Y | Z | | | |
| DP | 1 | 87 | 90 | - | 225 | 225 | 275 | 1.9 | 50 | 50 | 25 | 3 | 12 | 2 |
| | 2 | 87 | 90 | - | 75 | 75 | 100 | 1.9 | 50 | 50 | 25 | 1 | 12 | 2 |
| FP | 1 | 87 | 90 | - | 225 | 225 | 275 | 1.7 | 50 | 50 | 25 | 3 | 12 | 2 |
| | 2 | 87 | 90 | - | 75 | 75 | 100 | 1.7 | 50 | 50 | 25 | 1 | 12 | 2 |
| QDP | 1 | 87 | 90 | - | 225 | 225 | 275 | 1.3 | 50 | 50 | 25 | 3 | 12 | 2 |
| | 2 | 87 | 90 | - | 75 | 75 | 100 | 1.3 | 50 | 50 | 25 | 1 | 12 | 2 |
| MDP | 1 | 87 | 90 | - | 225 | 225 | 275 | 0.9 | 50 | 50 | 25 | 3 | 12 | 2 |
| | 2 | 87 | 90 | - | 75 | 75 | 100 | 0.9 | 50 | 50 | 25 | 1 | 12 | 2 |

**Table 17-9: Estimation Parameters for Total Copper**

| Domain | Pass | Search Ellipse | | | | | | High Grade Search | | | | Min. No. Comp. | Max. No. Comp. | Max. Comp. per Hole. |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Rotation (°) | | | Ranges (m) | | | Grade Limits (%) | Range (m) | | | | | |
| | | Z | Y | Z | X | Y | Z | | X | Y | Z | | | |
| DP | 1 | 87 | 90 | - | 225 | 225 | 275 | 0.65 | 50 | 50 | 25 | 3 | 12 | 2 |
| | 2 | 87 | 90 | - | 75 | 75 | 100 | 0.65 | 50 | 50 | 25 | 1 | 12 | 2 |
| FP | 1 | 87 | 90 | - | 225 | 225 | 275 | 0.45 | 50 | 50 | 25 | 3 | 12 | 2 |
| | 2 | 87 | 90 | - | 75 | 75 | 100 | 0.45 | 50 | 50 | 25 | 1 | 12 | 2 |
| QDP | 1 | 87 | 90 | - | 225 | 225 | 275 | 0.50 | 50 | 50 | 25 | 3 | 12 | 2 |
| | 2 | 87 | 90 | - | 75 | 75 | 100 | 0.50 | 50 | 50 | 25 | 1 | 12 | 2 |
| MDP | 1 | 87 | 90 | - | 225 | 225 | 275 | 0.43 | 50 | 50 | 25 | 3 | 12 | 2 |
| | 2 | 87 | 90 | - | 75 | 75 | 100 | 0.43 | 50 | 50 | 25 | 1 | 12 | 2 |

The estimation plan for gold is the same for oxide and sulphide domains. The estimation plan for copper includes a hard boundary between the oxide and sulphide boundary.

Pass 1 requires a minimum of two drill holes and defines the maximum extrapolation distance. Pass 2 estimates blocks not estimated in Pass 1 and requires only one drill hole and the shorter search range avoids grade extrapolation.

## 17.8 Density

AMEC calculated average density values for each lithological unit from a database of 164 density determinations provided by Exeter (Table 17-10). Exeter determines density using the water immersion method on whole core lengths of approximately 15 cm. Because of high variability in the DP unit, two values were assigned to this unit based upon alteration type.

AMEC assigned density values to blocks based upon the lithological codes in Table 17-10. AMEC used a three dimensional model provided by Exeter that defined the argillic and potassic alteration domains for the DP unit to assign the DP – Argillic and DP – Potassic density values. In AMEC's opinion, these density values are reasonable for use in mineral resource estimation at this preliminary level of study. Because the density value for DP – Argillic is based upon only eight determinations, this value should be considered tentative and could change significantly when additional determinations are acquired.

**Table 17-10: Average Density Values for Caspiche Resource Model**

| Rock Type | Determinations | Density (g/cm$^3$) |
|---|---|---|
| ***DP - Argillic*** | 8 | 2.30 |
| ***DP - Potassic*** | 28 | 2.53 |
| ***FP*** | 28 | 2.40 |
| ***MDP*** | 39 | 2.48 |
| ***QDP*** | 42 | 2.50 |

## 17.9 Block Model Validation

AMEC validated the Caspiche model using summary statistics checking for global estimation bias, drift analysis, and visual inspection.

AMEC also generated a nearest neighbour (NN) model to validate the ID2 model. The NN model provides a declustering of drill hole data and is commonly used for validation of the grade estimation.

***Basic Statistics***

AMEC generated tables of basic statistics comparing the ID2 and NN estimates to check for global bias in the gold and copper grade estimates (Tables 17-11 and 17-12). The ID2 estimate is slightly higher in mean gold grade compared to the NN

estimate. The ID2 grade estimates for copper are less than the NN grades. Grade estimates for both gold and copper are within acceptable limits (less than ±5%).

AMEC compared the mean grade of the composites to the NN means. The differences in the means indicate that data clustering is a significant issue at Caspiche.

**Table 17-11: Comparison of ID2 and Nearest Neighbour Estimates for Gold**

| | Composites | | | Blocks | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Mean | | | CV | | |
| Domain | No. | Mean (g/t) | CV | No. | ID2 (g/t) | NN (g/t) | ID2/NN | ID2 (g/t) | NN (g/t) | ID2/NN |
| DP | 451 | 0.85 | 0.51 | 11,582 | 0.73 | 0.77 | 95% | 0.35 | 0.51 | 69% |
| FP | 912 | 0.36 | 1.23 | 17,510 | 0.29 | 0.29 | 102% | 0.75 | 1.07 | 70% |
| MDP | 344 | 0.45 | 0.48 | 18,871 | 0.43 | 0.40 | 106% | 0.33 | 0.53 | 63% |
| QDP | 487 | 0.34 | 0.96 | 19,307 | 0.41 | 0.40 | 103% | 0.58 | 0.79 | 74% |

Note: ID2 Inverse distance squared; NN: Nearest Neighbour; CV: coefficient of variation

**Table 17-12: Comparison of ID2 and Nearest Neighbour Estimates for Copper**

| | Composites | | | Blocks | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Mean | | | CV | | |
| Domain | No. | Mean (%) | CV | No. | ID2 (%) | NN (%) | ID2/NN | ID2 (%) | NN (%) | ID2/NN |
| DP | 451 | 0.29 | 0.53 | 11,502 | 0.26 | 0.27 | 96% | 0.45 | 0.52 | 87% |
| FP | 912 | 0.05 | 1.83 | 16,965 | 0.06 | 0.06 | 100% | 1.23 | 1.42 | 87% |
| MDP | 344 | 0.20 | 0.53 | 18,694 | 0.20 | 0.20 | 100% | 0.42 | 0.57 | 74% |
| QDP | 487 | 0.14 | 1.09 | 17,623 | 0.18 | 0.19 | 95% | 0.71 | 0.84 | 85% |

Note: ID2 Inverse distance squared; NN: Nearest Neighbour; CV: coefficient of variation

***Drift Analysis***

A drift analysis was performed for gold and copper in the northeast-southwest direction and benches. Swath plot validation compares the averaged grades from ID2 and NN models along different directions. AMEC used only blocks estimated in Pass 1 (Tables 17-8 and 17-9) for this analysis.

Figures 17-5 and 17-6 compare the ID2 and NN estimates for the DP and QDP domains on vertical swath plots for gold. The ID2 and NN models show local disagreements. Upon visual inspection, AMEC noted that drill hole CSD-23, located less than 50 m from sections 14SW and 15SW, has influenced the grade estimation of block grades for up to 200 m (Sections 11SW and 16SW).

The swath plot for the QDP domain (Figure 17-6) shows better correlation between the ID2 and NN estimates. Discrepancies at the margins of the model are a result of limited data.

AMEC observed that all domains display local bias for the gold ID2 estimate compared to the NN estimate. In general, local differences are less than 10%. The ID2 and NN estimates are better correlated for copper.

***Visual Validation***

AMEC completed a visual inspection comparing grades of composites and blocks in vertical sections and plan views. AMEC concluded that the grade estimate reasonably represents the composite grades and that grade extrapolation is well controlled where sufficient data exists. Figure 17-7 is an example of a vertical section with composites and blocks colored by gold ranges and a good agreement of the estimated grades and composites is observed.

AMEC observed local areas with high grade extrapolation. These areas indicated the limits of mineralization have not yet been defined by drilling. Figure 17-8 is a plan view at elevation 4,116 m indicating a high-grade blow-out at the southern part of the deposit. Additional drilling is required to determine the limits of mineralization in this area.

AMEC addressed the extrapolation of high-grades by imposing a 110 m (distance to closest sample) limit on the grade estimation at the margins of the deposit. All block grades beyond the 110 m limit were set to 0.00 grades. Figure 17-9 illustrates the result of this restriction on the same plan view at 4,116m elevation.

AMEC considers this approach conservative. AMEC recommends additional drilling for better definitions for controls and limits for mineralization.

Figure 17-5: Drift Analysis –Gold in DP Domain (NE-SW orientation)


Au (ppm)
Average No. of Composites
Section
Au (ID2)
Au (NN)
No.Comp.

Figure 17-6: Drift Analysis –Gold in QDP Domain (NE-SW orientation)


Au (ppm)
Average No. of Composites
Section
Au (ID2)
Au (NN)
Num Samples

Figure 17-7: Vertical Section (looking northwest) with Blocks and Composites Grades for Gold (Corridor of 200 m). Block Color Ranges are for Au in g/t.


4400.0Y
4200.0Y
4000.0Y
3800.0Y
3600.0Y
3400.0Y
800.0X
1000.0X
1200.0X
1400.0X
1600.0X
1800.0X
2000.0X
0.00 0.20
0.20 0.50
0.50 0.80
0.80 1.00
1.00 999.00

Figure 17-8: Plan View at Elevation 4,116 m Showing High Grade Extrapolation. Block Color Ranges are for Au in g/t.


6937600.0Y
6937400.0Y
6937200.0Y
6937000.0Y
6936800.0Y
0.00 0.20
0.20 0.50
0.50 0.80
0.80 1.00
1.00 999.00
470400.0X
470600.0X
470800.0X
471000.0X
471200.0X
471400.0X

Figure 17-9: Plan View at Elevation 4,116 m with Restricted Extrapolation. Block Color Ranges are for Au in g/t.


0.00
0.20
0.20
0.50
0.50
0.80
0.80
1.00
1.00
999.00

## 17.10 Resource Classification and Tabulation

AMEC determined reasonable prospects of economic extraction by applying preliminary economics for open pit and underground mining methods. Mining and process costs and process recoveries were estimated from benchmark studies of similar projects in Chile. The estimates are considered reasonable at this phase of the project.

AMEC completed a Lerchs-Grossman (LG) optimization using Whittle® (version 4) software to determine the resource shell for open pit resources. Whittle parameters are listed in Table 17-13.

**Table 17-13: Optimization Parameters for Open Pit Resource Shell**

| Parameter | Value |
|---|---|
| Slope Angle (degrees) | 45 |
| Mining Cost (US$/t) | 1.45 |
| Mining Recovery (%) | 100 |
| Mining Dilution Fraction | 1 |
| Processing Cost (US$/t) Heap Leaching | 2.7 |
| Processing Cost (US$/t) Mill | 6.5 |
| Gold Process Recovery (%) Heap Leaching | 50 |
| Gold Process Recovery (%) Mill | 75 |
| Copper Process Recovery (%) Mill | 85 |
| Gold Price (US$/oz) | 800 |
| Copper Price (US$/lb) | 1.9 |
| Gold Selling Cost (US$/oz) | 6 |
| Copper Selling Cost (US$/lb) | 0.25 |

The underground mineral resource shell was determined using AMEC's internal floating stopes program. The floating stopes program applied a block caving mining method. The program required a minimum height of 80 m and 25 m width. Table 17-14 summarizes the parameters used for the floating stope optimization.

Each block was evaluated to determine if the block should be mined by open pit or by underground block caving.

**Table 17-14: Optimization Parameters for Underground Resource Shell**

| Parameter | Value |
|---|---|
| Development Cost (US$/m$^2$) | 700 |
| Mining Cost (US$/t) | 5.00 |
| Mining Recovery (%) | 100 |
| Mining Dilution Fraction | 1 |
| Processing Cost (US$/t) Mill | 6.5 |
| Gold Process Recovery (%) Mill | 75 |
| Copper Process Recovery (%) Mill | 85 |
| Gold Price (US$/oz) | 800 |
| Copper Price (US$/lb) | 1.9 |
| Gold Selling Cost (US$/oz) | 6 |
| Copper Selling Cost (US$/lb) | 0.25 |

Because of the limited drilling information, limited knowledge of the controls on mineralization, and limited metallurgical testwork, AMEC classified all estimated blocks as Inferred.

The Caspiche Inferred mineral resource is defined as the blocks within the open pit or underground resource shells determined by the LG and floating stope analysis. Figure 17-10 is a vertical section of gold grades illustrating the open pit and underground mineral resource shells.

**Figure 17-10: Vertical Section (looking Northwest) of Gold Grades Showing Open Pit and Underground Resource Shells. Block Color Ranges are for Au in g/t.**


0.00 0.20
0.20 0.50
0.50 0.80
0.80 1.00
1.00 999.00

The Caspiche Inferred mineral resources from the open pit and the underground shells are reported in Table 17-15. Only mineralized material contained within the pit and the underground shell is reported. In AMEC's opinion, the geological data and economic parameters are suitable for Inferred Mineral Resources.

The open pit resources are reported at a cut-off based on the prices and costs summarized in Table 17-13. The cut-off does not account for the copper revenue because of the higher uncertainty of the process recovery. Preliminary metallurgical work indicates that copper in the oxide material does not significantly affect gold

recovery. High levels of copper does negatively affect the recovery of gold in some gold-copper deposits because copper can act as a cyanicide, and higher-levels of cyanide are required to leach the gold out of the material.

The underground resources are reported without a cut-off grade because all blocks lying within the shell have to be extracted with no possibility of selectively mining certain material due to the chosen mining method. Underground costs used for the optimization are enough to cover operating costs and development costs (for each column of material mined).

**Table 17-15: Mineral Resource Statement for Caspiche (Rodrigo Marinho, CPG-AIPG, 22 Dec 2008)**

| Source | Material | Category | Cut-off Au (g/t) | Volume ($Mm^3$) | Density ($g/cm^3$) | Tonnes (Mt) | Au (g/t) | Au (Moz) | Cu (%) | Cu (Mlb) |
|---|---|---|---|---|---|---|---|---|---|---|
| **Open Pit** | Oxide | Inferred | 0.3 | 30.8 | 2.40 | 74.0 | 0.55 | 1.299 | | |
| | Sulphide | Inferred | 0.3 | 80.4 | 2.46 | 197.5 | 0.61 | 3.869 | 0.22 | 957.9 |
| **Underground** | Sulphide | Inferred | NA* | 71.7 | 2.49 | 178.4 | 0.62 | 3.564 | 0.29 | 1,132.7 |
| **Total** | | **Inferred** | | **182.9** | **2.46** | **449.8** | **0.60** | **8.731** | **0.21** | **2,090.6** |

* The underground resource shell is defined assuming a block caving mining method and appropriate mining costs. The block caving mining method does not permit any selectivity during the mining process and all material within the underground resource shell is therefore considered a resource.

AMEC generated grade-tonnage (GT) curves at different gold cut-offs for different material types (oxides and sulphides) and source (open pit or underground). Figure 17-11 shows the grade versus tonnage curve for gold for open pit oxide material. Figure 17-12 shows the GT curves for open pit sulphide material. Figure 17-13 illustrates the curve for underground sulphide material.

**Figure 17-11: Gold GT Curves - Open Pit Oxide Inferred Mineral Resources**


Tonnage (Mt)
Au (g/t)
160
140
120
100
80
60
40
20
0
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
0.01 0.20 0.25 0.30 0.35 0.40 0.45 0.50 0.55 0.60 0.65 0.70 0.75 0.80 0.85 0.90 0.95 1.00
Cutoff
Au (g/t)
Tonnes Mt

**Figure 17-12: Gold GT Curves - Open Pit Sulphide Inferred Mineral Resources**


Tonnage (Mt)
Au (g/t)
300
250
200
150
100
50
0
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
0.01 0.20 0.25 0.30 0.35 0.40 0.45 0.50 0.55 0.60 0.65 0.70 0.75 0.80 0.85 0.90 0.95 1.00
Cutoff
Au (g/t)
Tonnes Mt

**Figure 17-13: Gold GT Curves - Underground Sulphide Inferred Mineral Resources**


Tonnage (Mt)
Au (g/t)
Cutoff
Au (g/t)
Tonnes Mt

## 18.0 OTHER RELEVANT DATA AND INFORMATION

None.

## 19.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

Not applicable.

## 20.0 INTERPRETATION AND CONCLUSIONS

AMEC reviewed the exploration, geological, and limited metallurgical data from the Caspiche property and estimated mineral resources for the Caspiche Central deposit. The following is a list of general conclusions and recommendations made by AMEC during its review:

- Industry-standard drilling and sampling methods were employed by the three operators on the Property: Anglo, Newcrest, and Exeter.
- Air rotary drilling used by Anglo is typically only used for reconnaissance exploration drilling, because the sampling method is highly susceptible to down-hole contamination of mineralized intercepts. Therefore there is uncertainty with the quality of the gold and copper assays from part of this drill campaign.
- Sample preparation and assaying methods employed by Exeter are adequate for purposes of mineral resource estimation.
- Specific details for Anglo and Newcrest sample preparation and assaying methods, and the original assay certificates are not available to Exeter, and thus uncertainty exists in the quality of the gold and copper assays from these campaigns.
- Statistical analysis reports very low coefficient of variation (CV) values for the main mineralized domains for gold, indicating that the grade distribution is very homogeneous and does not contain a large proportion of extreme values.
- Due to the sparse drill information at Caspiche Central, the utility of variography was limited, and the inverse distance squared (ID2) method was used for grade estimation.
- Data clustering is a significant issue at Caspiche because non-declustered and declustered composites yield different grade means.
- Because of uncertainty regarding the drilling, sampling, and assaying methodologies used by Anglo in their drill campaigns at Caspiche, AMEC did not use Anglo drill results in the Caspiche mineral resource estimate.
- Because of uncertainty regarding the sampling and assaying methodologies used by Newcrest in their drill campaigns at Caspiche, AMEC restricted use of the Newcrest drill results in the Caspiche mineral resource estimate to a maximum classification of Inferred Resources.
- Because of relatively sparse drilling information, and uncertainty in the geological model and grade estimation because of this sparse drilling information, AMEC classified all mineral resources in the Inferred category.

- In general, the gold ID2 estimates contain some small local bias compared to the nearest neighbour (NN) model. The ID2 model for copper show better agreement with the NN model than for gold.
- AMEC restricted extrapolation of high grade values in the periphery of the mineral resource model by allowing only those blocks within 110 m of a composite to be estimated. Exeter's ongoing step-out drill program will determine whether these high-grade zones at the edges of the current mineral resource model will be extended or terminated.
- Only that mineralized material contained within the break-even open pit and the underground shell is reported. AMEC is of the opinion that the data and parameters are of good quality to estimate Inferred Mineral resources for the Caspiche Central deposit.
- Mineralization at Caspiche Central is open in several directions and should be followed-up with a step-out drilling campaign to determine the limits of the mineralized system.

# 21.0 RECOMMENDATIONS

AMEC submits the following recommendations:

- Survey the collar locations for all drill holes at Caspiche Central to improve the accuracy of the location of the mineralized drill intersections.
- Obtain accurate digital topography to improve the accuracy of the mineral resource model at the surface.
- Collect additional density determinations for all rock units material to the mineral resource model.
- Improve the geological model for small lithological units, like breccias, that could carry significant volumes of high grade mineralization.
- Improve the geological model for the felsic volcanic rocks (FP).
- Improve the oxidation model by assaying for soluble copper content. Also check for the existence of a secondary enriched zone, typical of porphyry deposits.
- Investigate grade estimation quality by comparing the declustered composites against the mineral resource model blocks, because non-declustered data averages are significantly different (over 10%).
- Better define the controls on mineralization controls that could be used to establish hard limits for grade extrapolation.
- Perform detailed surface mapping and trenching of the gravel deposits at Caspiche Central to evaluate whether the mineralization in the gravels can be added to the Caspiche mineral resource.
- Re-evaluate whether silver mineralization is significant to the Caspiche property and should be modeled and estimated as part of the Caspiche mineral resource.
- Confirm the thickness and grade of the mineralized intercepts from Anglo and Newcrest drill holes by twinning 10% of the intercepts, which, if successful, would allow unrestricted use of the Anglo and Newcrest assays for purposes of mineral resource estimation.

## 21.1 Recommended Exploration Program

Additional exploration work is now required to define the limits of the mineralized system and to better determine the grade continuity of the Caspiche Central deposit. The work should include the following programs:

- Continue step out drilling from known mineralization on a 200 m grid in order to determine the limits of the mineralized system.
- Drill to a depth of 1,500 m in strategic locations to determine whether mineralization continues at depth below the current limits.
- Complete an infill drill program on a 100 m by 100 m grid to demonstrate the continuity of the mineralization and upgrade the classification of the current mineral resource.
- Perform work preparatory to completing a preliminary economic analysis or pre-feasibility study. Work should commence on long lead items required for the study such as an environmental impact study, and power and water studies.
- Continue to assess the metallurgical characteristics of the various mineralization styles in order to determine the types of processing required.

Further work is also warranted at Caspiche III to test for buried porphyry gold-copper mineralization beneath the known high-sulphidation epithermal style gold mineralization. Prior to encountering porphyry gold-copper mineralization at Caspiche Central, drilling was also focused on the outcropping high sulphidation epithermal ledge style mineralization there. This program will involve detailed mapping, and drilling of three to five, 500 m holes.

Porphyry gold-copper mineralization in the Maricunga Belt generally forms as clusters of deposits in close proximity; therefore there is potential for encountering additional mineralized centres at Caspiche. A number of additional targets have been defined by Exeter that require detailed mapping and sampling in order to define drill targets.

Approximately 25,100 m of drilling will be required in order to accomplish the above mentioned programs (Table 20-1). This drilling total will be expended through the remainder of the 2008-2009 drill season and the 2009-2010 drill season.

**Table 21-1: Recommended Drilling Programs for the Caspiche Property.**

| Drill Program | Holes | Average Depth (m) | Total Length (m) |
|---|---|---|---|
| Caspiche Central deep drilling | 2 | 1,500 | 3,000 |
| Caspiche Central limit definition drilling | 4 | 900 | 3,600 |
| Caspiche Central infill drilling | 13 | 1,000 | 13,000 |
| Caspiche III porphyry exploration drilling | 3 | 500 | 1,500 |
| Additional property targets | 8 | 500 | 4,000 |
| **Total** | **30** | | **25,100** |

The drill programs in Table 20-1 will require an estimated 12 to 24 months to complete, depending upon the drill rig availability, directional drilling equipment for deep holes, permitting, and climatic conditions. The proposed budget for the programs is $17,157,000 Canadian Dollars (Table 20-2).

**Table 21-2: Recommended Budget for the Drill Programs and Related Activities for the Caspiche Property.**

| Program | Cost (CDN$) |
|---|---|
| Drilling ($245.00/m plus rig mob/demob and supplies) | $7,500,000 |
| Assays ($38/m) | $900,000 |
| Geological Supervision and Management (including head office overhead, travel, accounting, and consultants) | $2,600,000 |
| Field Technicians | $640,000 |
| Field Camp Construction and Supplies (including road maintenance and equipment, truck rental, kitchen supplies, and Copiapó office costs) | $4,000,000 |
| Environmental/Water/Metallurgical Studies | $600,000 |
| Miscellaneous | $100,000 |
| Sub Total | $16,340,000 |
| Contingency (5%) | $817,000 |
| **Total** | **$17,157,000** |

# 22.0 REFERENCES

Galaz, L. J., 2008, Descripción de Equipo, GPS O Navegadores Manuales, y Coordenadas IGM versus DIFROL, unpublished report prepared for Exeter, November, 2008.

Mir, P., 2009, Sociedad Contractual Minera Eton Chile, 26 February 2009, unpublished letter to Exeter Resources from Bofill Mir Abogados.

Perkins, J., 2009, Exeter 2008 Metallurgical Testing, unpublished report prepared for Exeter Resource Corporation.

SGA Limitada, 2007, Declaración de Impacto Ambiental, Proyecto Exploraciones Caspiche Central de Sociedad Contractual Minera Eton Chile, unpublished report prepared for Exeter Resource Corporation, 31 August 2007.

SGA Limitada, 2008, Declaración de Impacto Ambiental, Proyecto Ampliacion Caspiche Central de Sociedad Contractual Minera Eton Chile, unpublished report prepared for Exeter Resource Corporation, 12 July 2008.

Tolman, J., Van Kerkvoort, G., and Perkins, J., 2008, Caspiche Project, February 9, 2009, Technical Report, Region III, Chile, Prepared for Exeter Resource Corporation, 9 February 2009.

Van Kerkvoort, G., Delendatti, G.L.A., and Perkins, J., 2008, Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile, Prepared for Exeter Resource Corporation, 26 April 2008.

Vila, T., and Sillitoe, R., 1991 Gold Rich Porphyry Systems in the Maricunga Belt, Northern Chile, Journal of Economic Geology, Vol. 86, pp. 1238-1260.

## 23.0 DATE AND SIGNATURE PAGE

The undersigned prepared this Technical Report, titled NI 43-101 *Technical Report, Caspiche Property, Region III, Chile*, dated 27 March 2009, for the Caspiche Property as of 27 March 2009, the effective date of the Technical Report.

*Signed*

Todd Wakefield, M.AusIMM 27 March 2009

*Signed and Sealed*

Rodrigo Marinho, CPG-AIPG 27 March 2009